Exhibit 99.01
Report of Independent Registered Public Accounting Firm
The Board of Directors of NuStar GP, LLC
and Unitholders of NuStar Energy L.P.:
We have audited the accompanying consolidated balance sheets of NuStar Energy L.P. (a Delaware limited partnership) and subsidiaries (the Partnership) as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, partners’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NuStar Energy L.P. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), NuStar Energy L.P. and subsidiaries’ internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 23, 2017 expressed an unqualified opinion on the effectiveness of the Partnership’s internal control over financial reporting.
/s/ KPMG LLP
San Antonio, Texas
February 23, 2017

Report of Independent Registered Public Accounting Firm
The Board of Directors of NuStar GP, LLC
and Unitholders of NuStar Energy L.P.:
We have audited NuStar Energy L.P. (a Delaware limited partnership) and subsidiaries’ (the Partnership’s) internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Partnership’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, NuStar Energy L.P. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of NuStar Energy L.P. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, partners’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and our report dated February 23, 2017 expressed an unqualified opinion on those consolidated financial statements.
/s/ KPMG LLP
San Antonio, Texas
February 23, 2017

NUSTAR ENERGY L.P. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Dollars, Except Unit Data)

	December 31,
	2016	2015
Assets
Current assets:
Cash and cash equivalents	$35,942	$118,862
Accounts receivable, net of allowance for doubtful accounts of $7,756 and $8,473 as of December 31, 2016 and 2015, respectively	170,293	145,064
Receivable from related party	317	—
Inventories	37,945	38,749
Other current assets	132,686	31,176
Total current assets	377,183	333,851
Property, plant and equipment, at cost	5,435,278	5,209,160
Accumulated depreciation and amortization	(1,712,995)	(1,525,589)
Property, plant and equipment, net	3,722,283	3,683,571
Intangible assets, net	127,083	112,011
Goodwill	696,637	696,637
Deferred income tax asset	2,051	2,858
Other long-term assets, net	105,308	296,597
Total assets	$5,030,545	$5,125,525
Liabilities and Partners’ Equity
Current liabilities:
Accounts payable	$118,686	$125,147
Payable to related party	—	14,799
Short-term debt	54,000	84,000
Accrued interest payable	34,030	34,286
Accrued liabilities	60,485	55,194
Taxes other than income tax	15,685	12,810
Income tax payable	6,510	5,977
Total current liabilities	289,396	332,213
Long-term debt	3,014,364	3,055,612
Long-term payable to related party	—	32,080
Deferred income tax liability	22,204	24,810
Other long-term liabilities	92,964	70,966
Commitments and contingencies (Note 15)
Partners’ equity:
Series A preferred limited partners (9,060,000 preferred units outstanding as of December 31, 2016)	218,400	—
Common limited partners (78,616,228 and 77,886,078 common units outstanding as of December 31, 2016 and 2015, respectively)	1,455,642	1,661,900
General partner	31,752	36,738
Accumulated other comprehensive loss	(94,177)	(88,794)
Total partners’ equity	1,611,617	1,609,844
Total liabilities and partners’ equity	$5,030,545	$5,125,525
See Notes to Consolidated Financial Statements.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Thousands of Dollars, Except Unit and Per Unit Data)

	Year Ended December 31,
	2016	2015	2014
Revenues:
Service revenues	$1,083,165	$1,114,153	$1,026,446
Product sales	673,517	969,887	2,048,672
Total revenues	1,756,682	2,084,040	3,075,118
Costs and expenses:
Cost of product sales	633,653	907,574	1,967,528
Operating expenses:
Third parties	426,686	337,466	347,189
Related party	21,681	135,565	125,736
Total operating expenses	448,367	473,031	472,925
General and administrative expenses:
Third parties	88,324	35,752	29,146
Related party	10,493	66,769	66,910
Total general and administrative expenses	98,817	102,521	96,056
Depreciation and amortization expense	216,736	210,210	191,708
Total costs and expenses	1,397,573	1,693,336	2,728,217
Operating income	359,109	390,704	346,901
Equity in earnings of joint ventures	—	—	4,796
Interest expense, net	(138,350)	(131,868)	(132,281)
Interest income from related party	—	—	1,055
Other (expense) income, net	(58,783)	61,822	4,499
Income from continuing operations before income tax expense	161,976	320,658	224,970
Income tax expense	11,973	14,712	10,801
Income from continuing operations	150,003	305,946	214,169
Income (loss) from discontinued operations, net of tax	—	774	(3,791)
Net income	150,003	306,720	210,378
Less loss attributable to noncontrolling interest	—	—	(395)
Net income attributable to NuStar Energy L.P.	$150,003	$306,720	$210,773
Basic and diluted net income (loss) per common unit:
Continuing operations	$1.27	$3.29	$2.14
Discontinued operations	—	0.01	(0.04)
Total (Note 21)	$1.27	$3.30	$2.10
Basic weighted-average common units outstanding	78,080,484	77,886,078	77,886,078

Diluted weighted-average common units outstanding	78,113,002	77,886,078	77,886,078
See Notes to Consolidated Financial Statements.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Thousands of Dollars)

	Year Ended December 31,
	2016	2015	2014
Net income	$150,003	$306,720	$210,378

Other comprehensive loss:
Foreign currency translation adjustment	(8,243)	(31,987)	(15,614)
Net loss on pension and other postretirement benefit adjustments, net of income tax benefit of $60	(2,850)	—	—
Net gain on cash flow hedges	5,710	11,105	10,663
Total other comprehensive loss	(5,383)	(20,882)	(4,951)

Comprehensive income	144,620	285,838	205,427
Less comprehensive loss attributable to noncontrolling interest	—	—	(828)
Comprehensive income attributable to NuStar Energy L.P.	$144,620	$285,838	$206,255
See Notes to Consolidated Financial Statements.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Thousands of Dollars)

	Year Ended December 31,
	2016	2015	2014
Cash Flows from Operating Activities:
Net income	$150,003	$306,720	$210,378
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	216,736	210,210	191,708
Unit-based compensation expense	7,579	—	—
Amortization of debt related items	7,477	8,840	8,969
Loss (gain) on sale or disposition of assets	64	(1,617)	(3,853)
Gain associated with the Linden Acquisition	—	(56,277)	—
Impairment loss	58,655	—	4,201
Deferred income tax (benefit) expense	(469)	2,058	3,467
Equity in earnings of joint ventures	—	—	(4,796)
Distributions of equity in earnings of joint ventures	—	2,500	7,587
Changes in current assets and current liabilities (Note 22)	3,716	50,559	82,418
Other, net	(7,000)	1,944	18,444
Net cash provided by operating activities	436,761	524,937	518,523
Cash Flows from Investing Activities:
Capital expenditures	(204,358)	(324,808)	(356,965)
Change in accounts payable related to capital expenditures	(11,063)	(3,156)	4,903
Acquisitions	(95,657)	(142,500)	—
Investment in other long-term assets	—	(3,564)	—
Proceeds from sale or disposition of assets	—	17,132	26,012
Proceeds from insurance recoveries	—	4,867	—
Increase in note receivable from Axeon	—	—	(13,328)
Other, net	—	—	(853)
Net cash used in investing activities	(311,078)	(452,029)	(340,231)
Cash Flows from Financing Activities:
Proceeds from long-term debt borrowings	752,729	860,131	743,719
Proceeds from short-term debt borrowings	654,000	823,500	574,900
Long-term debt repayments	(772,152)	(500,410)	(623,770)
Short-term debt repayments	(684,000)	(816,500)	(497,900)
Proceeds from issuance of preferred units, net of issuance costs	218,400	—	—
Proceeds from issuance of common units, net of issuance costs	27,710	—	—
Contributions from general partner	680	—	—
Distributions to common unitholders and general partner	(392,962)	(392,204)	(392,204)
(Decrease) increase in cash book overdrafts	(11,237)	(2,954)	12,851
Other, net	(4,492)	(792)	(5,781)
Net cash used in financing activities	(211,324)	(29,229)	(188,185)
Effect of foreign exchange rate changes on cash	2,721	(12,729)	(2,938)
Net (decrease) increase in cash and cash equivalents	(82,920)	30,950	(12,831)
Cash and cash equivalents as of the beginning of the period	118,862	87,912	100,743
Cash and cash equivalents as of the end of the period	$35,942	$118,862	$87,912
See Notes to Consolidated Financial Statements.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF PARTNERS’ EQUITY
Years Ended December 31, 2016, 2015 and 2014
(Thousands of Dollars, Except Unit Data)

	Limited Partners
	Series A Preferred		Common		General Partner	Accumulated Other Comprehensive Loss	Total NuStar Energy L.P. Partners’ Equity	Noncontrolling Interest	Total Partners’ Equity
	Units	Amount	Units	Amount
Balance as of January 1, 2014	—	$—	77,886,078	$1,921,726	$43,804	$(63,394)	$1,902,136	$1,658	$1,903,794
Net income (loss)	—	—	—	164,201	46,572	—	210,773	(395)	210,378
Other comprehensive loss	—	—	—	—	—	(4,518)	(4,518)	(433)	(4,951)
Distributions to partners	—	—	—	(341,140)	(51,064)	—	(392,204)	—	(392,204)
Other	—	—	—	23	—	—	23	(830)	(807)
Balance as of December 31, 2014	—	—	77,886,078	1,744,810	39,312	(67,912)	1,716,210	—	1,716,210
Net income	—	—	—	258,230	48,490	—	306,720	—	306,720
Other comprehensive loss	—	—	—	—	—	(20,882)	(20,882)	—	(20,882)
Distributions to partners	—	—	—	(341,140)	(51,064)	—	(392,204)	—	(392,204)
Balance as of December 31, 2015	—	—	77,886,078	1,661,900	36,738	(88,794)	1,609,844	—	1,609,844
Net income	—	1,925	—	102,580	45,498	—	150,003	—	150,003
Other comprehensive loss	—	—	—	—	—	(5,383)	(5,383)	—	(5,383)
Distributions to partners	—	(1,925)	—	(341,798)	(51,164)	—	(394,887)	—	(394,887)
Issuance of units, including contribution from general partner	9,060,000	218,400	595,050	27,710	575	—	246,685	—	246,685
Unit-based compensation	—	—	135,100	5,250	105	—	5,355	—	5,355
Balance as of December 31, 2016	9,060,000	$218,400	78,616,228	$1,455,642	$31,752	$(94,177)	$1,611,617	$—	$1,611,617
See Notes to Consolidated Financial Statements.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2016, 2015 and 2014

1. ORGANIZATION AND OPERATIONS
Organization
NuStar Energy L.P. (NYSE: NS) is engaged in the transportation of petroleum products and anhydrous ammonia, the terminalling and storage of petroleum products and the marketing of petroleum products. Unless otherwise indicated, the terms “NuStar Energy,” “NS,” “the Partnership,” “we,” “our” and “us” are used in this report to refer to NuStar Energy L.P., to one or more of our consolidated subsidiaries or to all of them taken as a whole. NuStar GP Holdings, LLC (NuStar GP Holdings or NSH) (NYSE: NSH) owns our general partner, Riverwalk Logistics, L.P., and owns an approximate 13% common limited partner interest in us as of December 31, 2016.

Employee Transfer from NuStar GP, LLC. On March 1, 2016, NuStar GP, LLC, the general partner of our general partner and a wholly owned subsidiary of NuStar GP Holdings, transferred and assigned to NuStar Services Company LLC (NuStar Services Co), a wholly owned subsidiary of NuStar Energy, all of NuStar GP, LLC’s employees and related benefit plans, programs, contracts and policies (the Employee Transfer). As a result of the Employee Transfer, we pay employee costs directly and sponsor the long-term incentive plan and other employee benefit plans. Please refer to Note 18 for further discussion of the Employee Transfer and our related party agreements, Note 23 for a discussion of our employee benefit plans and Note 24 for a discussion of our long-term incentive plan.

Operations
We conduct our operations through our subsidiaries, primarily NuStar Logistics, L.P. (NuStar Logistics) and NuStar Pipeline Operating Partnership L.P. (NuPOP). We have three business segments: pipeline, storage and fuels marketing.
Pipeline. We own 3,140 miles of refined product pipelines and 1,230 miles of crude oil pipelines, as well as approximately 4.0 million barrels of storage capacity, which comprise our Central West System. In addition, we own 2,370 miles of refined product pipelines, consisting of the East and North Pipelines, and a 2,000 mile ammonia pipeline, which comprise our Central East System. The East and North Pipelines have storage capacity of approximately 6.7 million barrels. We charge tariffs on a per barrel basis for transporting refined products, crude oil and other feedstocks in our refined product and crude oil pipelines and on a per ton basis for transporting anhydrous ammonia in the Ammonia Pipeline.
Storage. We own terminal and storage facilities in the United States, Canada, Mexico, the Netherlands, including St. Eustatius in the Caribbean, and the United Kingdom, with approximately 84.9 million barrels of storage capacity. Our terminal and storage facilities provide storage, handling and other services on a fee basis for petroleum products, crude oil, specialty chemicals and other liquids.
Fuels Marketing. Within our fuels marketing operations, we purchase crude oil and refined petroleum products for resale. The activities of the fuels marketing segment expose us to the risk of fluctuations in commodity prices, which has a direct impact on the segment’s results of operations. We enter into derivative contracts to attempt to mitigate the effect of commodity price fluctuations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Consolidation
The accompanying consolidated financial statements represent the consolidated operations of the Partnership and our subsidiaries. Noncontrolling interests are separately disclosed on the financial statements. Inter-partnership balances and transactions have been eliminated in consolidation. The operations of certain pipelines and terminals in which we own an undivided interest are proportionately consolidated in the accompanying consolidated financial statements.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. On an ongoing basis, management reviews their estimates based on currently available information. Management may revise estimates due to changes in facts and circumstances.
Cash and Cash Equivalents
Cash equivalents are all highly liquid investments with an original maturity of three months or less when acquired.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Accounts Receivable
Accounts receivable represent valid claims against non-affiliated customers for products sold or services rendered. We extend credit terms to certain customers after review of various credit indicators, including the customer’s credit rating. Outstanding customer receivable balances are regularly reviewed for possible non-payment indicators and allowances for doubtful accounts are recorded based upon management’s estimate of collectability at the time of their review.
Inventories
Inventories consist of crude oil, refined petroleum products and materials and supplies. Inventories, except those associated with a qualifying fair value hedge, are valued at the lower of cost or market. Cost is determined using the weighted-average cost method. Our inventory, other than materials and supplies, consists of one end-product category, petroleum products, which we include in the fuels marketing segment. Accordingly, we determine lower of cost or market adjustments on an aggregate basis. Inventories associated with qualifying fair value hedges are valued at current market prices. Materials and supplies are valued at the lower of average cost or market.
Property, Plant and Equipment
We record additions to property, plant and equipment, including reliability and strategic capital expenditures, at cost. Repair and maintenance costs associated with existing assets that are minor in nature and do not extend the useful life of existing assets are charged to operating expenses as incurred. Depreciation of property, plant and equipment is recorded on a straight-line basis over the estimated useful lives of the related assets. When property or equipment is retired, sold or otherwise disposed of, the difference between the carrying value and the net proceeds is recognized in “Other (expense) income, net” in the consolidated statements of income in the year of disposition.

We capitalize overhead costs and interest costs incurred on funds used to construct property, plant and equipment while the asset is under construction. The overhead costs and capitalized interest are recorded as part of the asset to which they relate and are amortized over the asset’s estimated useful life as a component of depreciation expense.
Goodwill
We assess goodwill for impairment annually on October 1, or more frequently if events or changes in circumstances indicate it might be impaired. We have the option to first assess qualitative factors to determine whether it is necessary to perform a quantitative goodwill impairment test. We performed a quantitative goodwill impairment test as of October 1, 2016 and 2015, and we determined that no impairment charges occurred.

We calculate the estimated fair value of each of our reporting units using a weighted-average of values calculated using an income approach and a market approach. The income approach involves estimating the fair value of each reporting unit by discounting its estimated future cash flows using a discount rate that would be consistent with a market participant’s assumption. The market approach bases the fair value measurement on information obtained from observed stock prices of public companies and recent merger and acquisition transaction data of comparable entities.
Our reporting units to which goodwill has been allocated consist of the following:

•	crude oil pipelines;

•	refined product pipelines;

•	terminals, excluding our St. Eustatius and Point Tupper facilities; and

•	bunkering activity at our St. Eustatius and Point Tupper facilities.

The quantitative impairment test for goodwill consists of a two-step process. Step 1 compares the fair value of the reporting unit to its carrying value including goodwill. The carrying value of each reporting unit equals the total identified assets (including goodwill) less the sum of each reporting unit’s identified liabilities. We used reasonable and supportable methods to assign the assets and liabilities to the appropriate reporting units in a consistent manner. If the carrying value exceeds fair value, there is a potential impairment and step 2 must be performed to determine the amount of goodwill impairment. Step 2 compares the carrying value of the reporting unit’s goodwill to its implied fair value using a hypothetical allocation of the reporting unit’s fair value. If the goodwill carrying value exceeds its implied fair value, the excess is reported as impairment.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Investment in Joint Ventures
We account for investment in joint ventures using the equity method of accounting. We reported our portion of the results of operations for our equity method investments in “Equity in earnings of joint ventures” in the consolidated statements of income. On January 2, 2015, we acquired full ownership of ST Linden Terminal, LLC (Linden), which owns a refined products terminal in Linden, NJ with 4.3 million barrels of storage capacity (the Linden Acquisition). See Note 4 for additional information on the Linden Acquisition. On February 26, 2014, we sold our remaining 50% ownership interest in Axeon Specialty Products LLC. See Note 5 for additional discussion.
Impairment of Long-Lived Assets
We review long-lived assets, including property, plant and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We evaluate recoverability using undiscounted estimated net cash flows generated by the related asset or asset group. If the results of that evaluation indicate that the undiscounted cash flows are less than the carrying amount of the asset (i.e., the asset is not recoverable) we perform an impairment analysis. If our intent is to hold the asset for continued use, we determine the amount of impairment as the amount by which the net carrying value exceeds its fair value. If our intent is to sell the asset, and the criteria required to classify an asset as held for sale are met, we determine the amount of impairment as the amount by which the net carrying amount exceeds its fair value less costs to sell. We believe that the carrying amounts of our long-lived assets as of December 31, 2016 are recoverable.
Income Taxes
We are a limited partnership and generally are not subject to federal or state income taxes. Accordingly, our taxable income or loss, which may vary substantially from income or loss reported for financial reporting purposes, is generally included in the federal and state income tax returns of our partners. For transfers of publicly held units subsequent to our initial public offering, we have made an election permitted by Section 754 of the Internal Revenue Code (the Code) to adjust the common unit purchaser’s tax basis in our underlying assets to reflect the purchase price of the units. This results in an allocation of taxable income and expenses to the purchaser of the common units, including depreciation deductions and gains and losses on sales of assets, based upon the new unitholder’s purchase price for the common units.
We conduct certain of our operations through taxable wholly owned corporate subsidiaries. We account for income taxes related to our taxable subsidiaries using the asset and liability method. Under this method, we recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We measure deferred taxes using enacted tax rates expected to apply to taxable income in the year those temporary differences are expected to be recovered or settled.
We recognize a tax position if it is more-likely-than-not that the tax position will be sustained, based on the technical merits of the position, upon examination. We record uncertain tax positions in the financial statements at the largest amount of benefit that is more-likely-than-not to be realized. We had no unrecognized tax benefits as of December 31, 2016 and 2015.

NuStar Energy and certain of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. For U.S. federal and state purposes, as well as for our major non-U.S. jurisdictions, tax years subject to examination are 2012 through 2015, according to standard statute of limitations.
Asset Retirement Obligations
We record a liability for asset retirement obligations at the fair value of the estimated costs to retire a tangible long-lived asset at the time we incur that liability, which is generally when the asset is purchased, constructed or leased, when we have a legal obligation to incur costs to retire the asset and when a reasonable estimate of the fair value of the obligation can be made. If a reasonable estimate cannot be made at the time the liability is incurred, we record the liability when sufficient information is available to estimate the fair value.
We have asset retirement obligations with respect to certain of our assets due to various legal obligations to clean and/or dispose of those assets at the time they are retired. However, these assets can be used for an extended and indeterminate period of time as long as they are properly maintained and/or upgraded. It is our practice and current intent to maintain our assets and continue making improvements to those assets based on technological advances. As a result, we believe that our assets have indeterminate lives for purposes of estimating asset retirement obligations because dates or ranges of dates upon which we would retire these assets cannot reasonably be estimated at this time. When a date or range of dates can reasonably be estimated for the retirement of any asset, we estimate the costs of performing the retirement activities and record a liability for the fair value of these costs.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

We also have legal obligations in the form of leases and right-of-way agreements, which require us to remove certain of our assets upon termination of the agreement. However, these lease or right-of-way agreements generally contain automatic renewal provisions that extend our rights indefinitely or we have other legal means available to extend our rights. We have recorded a liability of approximately $0.6 million as of December 31, 2016 and 2015, which is included in “Other long-term liabilities” in the consolidated balance sheets, for conditional asset retirement obligations related to the retirement of terminal assets with lease and right-of-way agreements.
Environmental Remediation Costs
Environmental remediation costs are expensed and an associated accrual established when site restoration and environmental remediation and cleanup obligations are either known or considered probable and can be reasonably estimated. These environmental obligations are based on estimates of probable undiscounted future costs using currently available technology and applying current regulations, as well as our own internal environmental policies. The environmental liabilities have not been reduced by possible recoveries from third parties. Environmental costs include initial site surveys, costs for remediation and restoration and ongoing monitoring costs, as well as fines, damages and other costs, when estimable. Adjustments to initial estimates are recorded, from time to time, to reflect changing circumstances and estimates based upon additional information developed in subsequent periods.
Product Imbalances
We incur product imbalances as a result of variances in pipeline meter readings and volume fluctuations within the East Pipeline system due to pressure and temperature changes. We use quoted market prices as of the reporting date to value our assets and liabilities related to product imbalances. Product imbalance liabilities are included in “Accrued liabilities” and product imbalance assets are included in “Other current assets” in the consolidated balance sheets.
Revenue Recognition
Revenues for the pipeline segment are derived from interstate and intrastate pipeline transportation of refined product, crude oil and anhydrous ammonia. Transportation revenues (based on pipeline tariffs) are recognized as the refined product, crude oil or anhydrous ammonia is delivered out of the pipelines.

Revenues for the storage segment include fees for tank storage agreements, whereby a customer agrees to pay for a certain amount of storage in a tank over a period of time (storage terminal revenues), and throughput agreements, whereby a customer pays a fee per barrel for volumes moving through our terminals (throughput terminal revenues). Our terminals also provide blending, additive injections, handling and filtering services for which we charge additional fees. Certain of our facilities charge fees to provide marine services such as pilotage, tug assistance, line handling, launch service, emergency response services and other ship services. Storage terminal revenues are recognized when services are provided to the customer. Throughput revenues are recognized as refined products or crude oil are received in or delivered out of our terminal and as crude oil and certain other refinery feedstocks are received by the related refinery. Revenues for marine services are recognized as those services are provided.
Revenues from the sale of petroleum products, which are included in our fuels marketing segment, are recognized when product is delivered to the customer and title and risk pass to the customer.
We collect taxes on certain revenue transactions to be remitted to governmental authorities, which may include sales, use, value added and some excise taxes. These taxes are not included in revenue.
Income Allocation
Our partnership agreement, as amended, sets forth the calculation to be used to determine the amount and priority of cash distributions that the unitholders and general partner will receive. The partnership agreement also contains provisions for the allocation of net income to the unitholders and the general partner; however, losses are only allocated to the common unitholders and the general partner. Our net income for each quarterly reporting period is first allocated to the preferred limited partner unitholders in an amount equal to the earned distributions for the respective reporting period and then to the general partner in an amount equal to the general partner’s incentive distribution calculated based upon the declared distribution for the respective reporting period. We allocate the remaining net income or loss among the common unitholders (98%) and general partner (2%), as set forth in our partnership agreement.
Basic and Diluted Net Income Per Common Unit
Basic and diluted net income per common unit is determined pursuant to the two-class method. Under this method, all earnings are allocated to our common limited partners and participating securities based on their respective rights to receive distributions

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

earned during the period. Participating securities include our general partner interest and restricted units awarded under our long-term incentive plan.

We compute basic net income per common unit by dividing net income attributable to our common limited partners by the weighted-average number of common units outstanding during the period. We compute diluted net income per common unit by dividing net income attributable to our common limited partners by the sum of (i) the weighted-average number of common units outstanding during the period and (ii) the effect of dilutive potential common units outstanding during the period. Dilutive potential common units include contingently issuable performance units awarded under our long-term incentive plan. See Note 24 for additional information on our performance units.
Derivative Financial Instruments
We formally document all relationships between hedging instruments and hedged items. This process includes identification of the hedging instrument and the hedged transaction, the nature of the risk being hedged and how the hedging instrument’s effectiveness will be assessed. To qualify for hedge accounting, at inception of the hedge we assess whether the derivative instruments that are used in our hedging transactions are expected to be highly effective in offsetting changes in cash flows or the fair value of the hedged items. Throughout the designated hedge period and at least quarterly, we assess whether the derivative instruments are highly effective and continue to qualify for hedge accounting. To assess the effectiveness of the hedging relationship both prospectively and retrospectively, we use regression analysis to calculate the correlation of the changes in the fair values of the derivative instrument and related hedged item.
We record commodity derivative instruments in the consolidated balance sheets at fair value. We recognize mark-to-market adjustments for derivative instruments designated and qualifying as fair value hedges (Fair Value Hedges) and the related change in the fair value of the associated hedged physical inventory or firm commitment within “Cost of product sales.” For derivative instruments designated and qualifying as cash flow hedges (Cash Flow Hedges), we record the effective portion of mark-to-market adjustments as a component of accumulated other comprehensive income (loss) (AOCI) until the underlying hedged forecasted transactions occur. Any hedge ineffectiveness is recognized immediately in “Cost of product sales.” Once a hedged transaction occurs, we reclassify the effective portion from AOCI to “Cost of product sales.” If it becomes probable that a hedged transaction will not occur, then the associated gains or losses are reclassified from AOCI to “Cost of product sales” immediately. For derivative instruments that have associated underlying physical inventory but do not qualify for hedge accounting (Economic Hedges and Other Derivatives), we record the mark-to-market adjustments in “Cost of product sales.”
Under the terms of our forward-starting interest rate swap agreements, we pay a fixed rate and receive a variable rate. We entered into the forward-starting swaps in order to hedge the risk of changes in the interest payments attributable to changes in the benchmark interest rate during the period from the effective date of the swap to the issuance of the forecasted debt. We account for the forward-starting interest rate swaps as Cash Flow Hedges, and we recognize the fair value of each interest rate swap in the consolidated balance sheets. We record the effective portion of mark-to-market adjustments as a component of AOCI, and any hedge ineffectiveness is recognized immediately in “Interest expense, net.” The amount accumulated in AOCI is amortized into “Interest expense, net” as the forecasted interest payments occur or if the interest payments are probable not to occur.
We classify cash flows associated with our derivative instruments as operating cash flows in the consolidated statements of cash flows, except for receipts or payments associated with terminated forward-starting interest rate swap agreements, which are included in cash flows from financing activities. See Note 17 for additional information regarding our derivative financial instruments.
Operating Leases
We recognize rent expense on a straight-line basis over the lease term, including the impact of both scheduled rent increases and free or reduced rents (commonly referred to as “rent holidays”).
Unit-based Compensation
Unit-based compensation for our long-term incentive plan is recorded in our consolidated balance sheets based on the fair value of the awards granted and recognized as compensation expense primarily on a straight-line basis over the requisite service period. Certain awards issued under our long-term incentive plan provide that the grantee’s award vests immediately upon retirement. Compensation expense is recognized immediately if these awards are granted to retirement-eligible employees, as defined in each award. In addition, if, during a vesting period of a grant, the grantee will become retirement-eligible, then compensation expense associated with the grant is recognized from the grant date through the grantee’s retirement eligibility date.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Forfeitures of our unit-based compensation awards are recognized as an adjustment to compensation expense when they occur. Unit-based compensation expense is included in “General and administrative expenses” on our consolidated statements of income. See Note 24 for additional information regarding our unit-based compensation.
Margin Deposits
Margin deposits relate to our exchange-traded derivative contracts and generally vary based on changes in the value of the contracts. Margin deposits are included in “Other current assets” in the consolidated balance sheets.
Foreign Currency Translation
The functional currencies of our foreign subsidiaries are the local currency of the country in which the subsidiary is located, except for our subsidiaries located in St. Eustatius in the Caribbean (formerly the Netherlands Antilles), whose functional currency is the U.S. dollar. The assets and liabilities of our foreign subsidiaries with local functional currencies are translated to U.S. dollars at period-end exchange rates, and income and expense items are translated to U.S. dollars at weighted-average exchange rates in effect during the period. These translation adjustments are included in “Accumulated other comprehensive loss” in the equity section of the consolidated balance sheets. Gains and losses on foreign currency transactions are included in “Other (expense) income, net” in the consolidated statements of income.
Reclassifications
Certain previously reported amounts in the 2015 consolidated financial statements and notes have been reclassified to conform to 2016 presentation.

3. NEW ACCOUNTING PRONOUNCEMENTS

Goodwill
In January 2017, the Financial Accounting Standards Board (FASB) issued amended guidance that simplifies the accounting for goodwill impairment by eliminating step 2 of the goodwill impairment test. Under the amended guidance, goodwill impairment will be measured as the excess of the reporting unit’s carrying value over its fair value, not to exceed the carrying amount of goodwill for that reporting unit. The changes are effective for annual and interim periods beginning after December 15, 2019, and amendments should be applied prospectively. Early adoption is permitted for any impairment tests performed after January 1, 2017. We are currently evaluating whether we will early adopt these provisions. However, we do not expect the guidance to have a material impact on our financial position, results of operations or disclosures.

Definition of a Business
In January 2017, the FASB issued amended guidance that clarifies the definition of a business used in evaluating whether a set of transferred assets and activities constitutes a business. Under the amended guidance, if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, the set of transferred assets and activities would not represent a business. To be considered a business, the set of assets transferred is required to include at least one substantive process that together significantly contribute to the ability to create outputs. In addition, the amended guidance narrows the definition of outputs to be consistent with how outputs are described in the new revenue recognition standard. The changes are effective for annual and interim periods beginning after December 15, 2017, and amendments should be applied prospectively. We are currently evaluating whether we will early adopt these provisions. However, we do not expect the guidance to have a material impact on our financial position, results of operations or disclosures.

Statement of Cash Flows
In August 2016, the FASB issued amended guidance that clarifies how entities should present certain cash receipts and cash payments on the statement of cash flows, including but not limited to debt prepayment or debt extinguishment costs; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims and distributions received from equity method investees. The changes are effective for annual and interim periods beginning after December 15, 2017, and amendments should be applied retrospectively. We will adopt these provisions January 1, 2018, and we do not expect the guidance to have a material impact on our statements of cash flows or disclosures.

Credit Losses
In June 2016, the FASB issued amended guidance that requires the use of a “current expected loss” model for financial assets measured at amortized cost and certain off-balance sheet credit exposures. Under this model, entities will be required to estimate the lifetime expected credit losses on such instruments based on historical experience, current conditions, and reasonable and supportable forecasts. This amended guidance also expands the disclosure requirements to enable users of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

financial statements to understand an entity’s assumptions, models and methods for estimating expected credit losses. The changes are effective for annual and interim periods beginning after December 15, 2019, and amendments should be applied using a modified retrospective approach. We are currently assessing the impact of this amended guidance on our financial position, results of operations and disclosures.

Unit-Based Payments
In March 2016, the FASB issued amended guidance that simplifies certain aspects of accounting for unit-based payments to employees, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. The changes are effective for annual and interim periods beginning after December 15, 2016, and early adoption is permitted. Prior to the Employee Transfer discussed in Note 18, we did not sponsor a unit-based compensation plan. Upon completion of the Employee Transfer, we adopted this amended guidance effective January 1, 2016 on a prospective basis, which did not have a material impact on our financial position, results of operations or disclosures. Please refer to Note 24 for a discussion of our long-term incentive plan.

Leases
In February 2016, the FASB issued amended guidance that requires lessees to recognize the assets and liabilities that arise from most leases on the balance sheet. For lessors, this amended guidance modifies the classification criteria and the accounting for sales-type and direct financing leases. The changes are effective for annual and interim periods beginning after December 15, 2018, and amendments should be applied using a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements, with the option to use certain expedients. We currently expect to adopt these provisions on January 1, 2019. We are currently assessing the impact of this amended guidance on our financial position, results of operations and disclosures and plan to provide additional information about the expected financial impact at a future date. See Note 15 for commitments under our current operating lease arrangements.

Financial Instruments
In January 2016, the FASB issued new guidance that addresses certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The changes are effective for annual and interim periods beginning after December 15, 2017, and amendments should be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. We will adopt these provisions January 1, 2018, and we do not expect the guidance to have a material impact on our financial position, results of operations or disclosures.

Inventory
In July 2015, the FASB issued amended guidance that requires inventory to be measured at the lower of cost or net realizable value. The changes are effective for annual and interim periods beginning after December 15, 2016, and must be applied prospectively after the date of adoption. We adopted these provisions prospectively on January 1, 2017, and such adoption did not have an impact on our financial position, results of operations or disclosures.

Debt Issuance Costs
In April 2015, the FASB issued amended guidance for the presentation of debt issuance costs. Under the amended guidance, debt issuance costs will be presented on the balance sheet as a deduction from the carrying value of the associated debt liability. In August 2015, the FASB issued amended guidance that would allow debt issuance costs related to line-of-credit agreements to continue to be presented as an asset on the balance sheet. The changes are effective for annual and interim periods beginning after December 15, 2015, and retrospective application is required. On January 1, 2016, we retrospectively adopted this guidance. As a result, we reclassified $23.7 million of deferred debt issuance costs from “Other long-term assets, net” to “Long-term debt” on the consolidated balance sheet as of December 31, 2015. Unamortized debt issuance costs of $21.2 million are recorded as a reduction to “Long-term debt” on the consolidated balance sheet as of December 31, 2016.

Revenue Recognition
In May 2014, the FASB and the International Accounting Standards Board jointly issued a comprehensive new revenue recognition standard. In August 2015, the FASB deferred the effective date by one year. The standard is now effective for public entities for annual and interim periods beginning after December 15, 2017, using one of two retrospective transition methods. Early adoption is permitted, but not before the original effective date. The FASB has subsequently issued several updates that amend and/or clarify the new revenue recognition standard. Full implementation of the new revenue recognition standard will be completed by the end of 2017. Based on our analysis completed to date, we do not believe the standard will significantly impact the amount or timing of revenues recognized under the vast majority of our revenue contracts. We currently expect to adopt the new guidance using the modified retrospective approach, under which the cumulative effect of initially applying the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

new guidance is recognized as an adjustment to the opening balance of retained earnings, in the first quarter of 2018. We are continuing to evaluate the impact of this new guidance on our financial position, results of operations and disclosures.

4. ACQUISITIONS

Martin Terminal Acquisition. On December 21, 2016, we acquired crude oil and refined product storage assets in Corpus Christi, TX for $95.7 million, including $2.1 million of capital expenditure reimbursements, from Martin Operating Partnership L.P. (the Martin Terminal Acquisition). The assets acquired are in our storage segment and include 900,000 barrels of crude oil storage capacity, 250,000 barrels of refined product storage capacity and exclusive use of the Port of Corpus Christi’s new crude oil dock.

Linden Acquisition. On January 2, 2015, we acquired full ownership of Linden, which owns a refined products terminal in Linden, NJ with 4.3 million barrels of storage capacity. Linden is located on a 44-acre facility that provides deep-water terminalling capabilities in the New York Harbor and primarily stores petroleum products, including gasoline, jet fuel and fuel oils. Prior to the Linden Acquisition, Linden operated as a joint venture between us and Linden Holding Corp., with each party owning 50%.

In connection with the Linden Acquisition, we ceased applying the equity method of accounting and consolidated Linden, which is included in our storage segment. The consolidated statements of income include the results of operations for Linden commencing on January 2, 2015. On the acquisition date, we remeasured our existing 50% equity investment in Linden to its fair value of $128.0 million and we recognized a gain of $56.3 million in “Other (expense) income, net” in the consolidated statements of income for the year ended December 31, 2015. We estimated the fair value using a market approach and an income approach. The market approach estimates the enterprise value based on an earnings multiple. The income approach calculates fair value by discounting the estimated net cash flows. We funded the acquisition with borrowings under our revolving credit agreement. The acquisition complements our existing storage operations, and having sole ownership of Linden strengthens our presence in the New York Harbor and the East Coast market.

We accounted for the Linden Acquisition using the acquisition method. The purchase price has been allocated based on the estimated fair values of the individual assets acquired and liabilities assumed at the date of the acquisition.

The final purchase price allocation was as follows (in thousands of dollars):

Cash paid for the Linden Acquisition	$142,500
Fair value of liabilities assumed	22,865
Consideration	165,365
Acquisition date fair value of previously held equity interest	128,000
Total	$293,365

Current assets (a)	$9,513
Property, plant and equipment	134,484
Goodwill	79,208
Intangible assets (b)	70,050
Other long-term assets	110
Purchase price allocation	$293,365
(a) Current assets include a receivable of $7.8 million related to a pre-acquisition insurance claim, for which proceeds were received in 2015.
(b) Intangible assets primarily consist of customer contracts and relationships and are being amortized over 10 years.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

5. DISPOSITIONS

Terminal Dispositions
In January 2015, we sold our terminal in Alamogordo, NM with storage capacity of 0.1 million barrels for proceeds of $1.1 million. In 2014, we divested our terminals in Mobile, AL, Wilmington, NC and Dumfries, VA and our 75% interest in our facility in Mersin, Turkey (the Turkey Sale). We recognized a gain of $3.7 million on the Turkey Sale for the year ended December 31, 2014. We presented the results of operations for these facilities as discontinued operations.

2014 Asphalt Sale
On February 26, 2014, we sold our remaining 50% ownership interest in NuStar Asphalt LLC to Lindsay Goldberg LLC, a private investment firm (the 2014 Asphalt Sale). Effective February 27, 2014, NuStar Asphalt LLC changed its name to Axeon Specialty Products LLC (Axeon). As a result of the 2014 Asphalt Sale, we ceased applying the equity method of accounting. Therefore, the results of our investment in Axeon were reported in “Equity in earnings of joint ventures” in the consolidated statements of income through February 25, 2014. Upon completion of the 2014 Asphalt Sale, the parties agreed to: (i) convert the $250.0 million unsecured revolving credit facility provided by us to Axeon into a $190.0 million term loan (the Axeon Term Loan); (ii) terminate the terminal services agreements with respect to our terminals in Rosario, NM, Catoosa, OK and Houston, TX; (iii) amend the terminal services agreements for our terminals in Baltimore, MD and Jacksonville, FL; and (iv) transfer ownership of both the Wilmington, NC and Dumfries, VA terminals to Axeon. We ceased reporting transactions between us and Axeon as related party transactions in our consolidated financial statements on February 26, 2014. See Note 8 for additional information on the Axeon Term Loan.

6. ALLOWANCE FOR DOUBTFUL ACCOUNTS
The changes in the allowance for doubtful accounts consisted of the following:

	Year Ended December 31,
	2016	2015	2014
	(Thousands of Dollars)
Balance as of beginning of year	$8,473	$7,808	$1,224
Increase in allowance, net	24	965	7,649
Accounts charged against the allowance	(741)	(300)	(1,065)
Balance as of end of year	$7,756	$8,473	$7,808

7. INVENTORIES
Inventories consisted of the following:

	December 31,
	2016	2015
	(Thousands of Dollars)
Crude oil and refined petroleum products	$28,044	$30,154
Materials and supplies	9,901	8,595
Total	$37,945	$38,749
We purchase crude oil and refined petroleum products for resale. Our refined petroleum products consist of intermediates, gasoline, distillates and other petroleum products. Materials and supplies mainly consist of blending and additive chemicals and maintenance materials used in our pipeline and storage segments.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

8. OTHER CURRENT ASSETS
Other current assets consisted of the following:

	December 31,
	2016	2015
	(Thousands of Dollars)
Axeon Term Loan	$110,000	$—
Prepaid expenses	14,894	16,331
Derivative assets	155	11,402
Other	7,637	3,443
Other current assets	$132,686	$31,176

Axeon Term Loan. In December 2016, Lindsay Goldberg LLC informed us that they entered into an agreement to sell Axeon’s retail asphalt sales and distribution business (the Axeon Sale), and we entered into an agreement with Axeon (the Axeon Letter Agreement) to settle and terminate the Axeon Term Loan with a $110.0 million payment to us upon closing of the Axeon Sale. As a result of the Axeon Letter Agreement and our review of Axeon’s financial statements, we determined it was probable that we would not receive all contractual amounts due under the Axeon Term Loan. Therefore, we recorded a charge of $58.7 million, included in “Other (expense) income, net” in the consolidated statements of income, to reduce the carrying amount of the Axeon Term Loan to $110.0 million and reclassified the Axeon Term Loan from “Other long-term assets, net” to “Other current assets” on the consolidated balance sheet as of December 31, 2016. The Axeon Sale closed on February 22, 2017. In conjunction with the closing, we received the $110.0 million payment in accordance with the Axeon Letter Agreement, the Axeon Term Loan terminated and we are no longer required to provide ongoing credit support to Axeon. We were not obligated to perform under any of the guarantees or letters of credit provided prior to the closing of the Axeon Sale. We are in the process of terminating certain guarantees that we previously issued on Axeon’s behalf that remain outstanding after the Axeon Sale, but these guarantees are supported by a letter of credit provided to us in an amount equal to those remaining guarantees, thereby reducing our exposure to zero. In addition, in connection with the closing of the Axeon Sale, the terminal storage agreements that Axeon has with our Jacksonville, Florida and Baltimore, Maryland terminal facilities were amended to increase the storage fees.
The recently terminated Axeon Term Loan included scheduled repayments in 2014 and 2015, which were subject to Axeon meeting certain restrictive requirements contained in its third-party asset-based revolving credit facility. In 2015 and 2014, those requirements prohibited Axeon from making the two scheduled principal payments, which, under the provisions of the Axeon Term Loan, increased the interest rate payable by Axeon. The Axeon Term Loan was scheduled to be repaid no later than September 28, 2019. Prior to the closing of the Axeon Sale, we reviewed the financial information of Axeon monthly for possible credit loss indicators. We recognized interest income associated with the Axeon Term Loan ratably over the term of the loan in “Interest expense, net” on the consolidated statements of income.

Under our agreements with Axeon, we also provided credit support, such as guarantees, letters of credit and cash collateral, as applicable, of up to $125.0 million to Axeon. As of December 31, 2016, we had provided guarantees for Axeon with an aggregate maximum potential exposure of $54.1 million, plus one guarantee to suppliers that did not specify a maximum amount. As of December 31, 2016, we had also provided $16.7 million in letters of credit on behalf of Axeon. Please refer to Note 16 for a discussion of the guarantees.

As of December 31, 2015, the carrying amount of the Axeon Term Loan was $170.4 million, consisting of the following: (i) the outstanding principal amount from the Axeon Term Loan of $190.0 million; (ii) plus the fair value of guarantees of $1.7 million; (iii) less equity losses from our investment in Axeon of $21.3 million incurred prior to the 2014 sale of our remaining ownership interest in Axeon and after the carrying value of our equity investment in Axeon was reduced to zero. The carrying value of the Axeon Term Loan as of December 31, 2015 was included in “Other long-term assets, net” on the consolidated balance sheet.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

9. PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment, at cost, consisted of the following:

	Estimated Useful Lives			December 31,
				2016	2015
	(Years)			(Thousands of Dollars)
Land		-		$138,224	$140,292
Land and leasehold improvements	5	-	40	187,930	186,848
Buildings	15	-	40	144,773	137,269
Pipelines, storage and terminals	20	-	40	4,647,718	4,399,378
Rights-of-way	20	-	40	202,311	194,055
Construction in progress		-		114,322	151,318
Total				5,435,278	5,209,160
Less accumulated depreciation and amortization				(1,712,995)	(1,525,589)
Property, plant and equipment, net				$3,722,283	$3,683,571
Capitalized interest costs added to property, plant and equipment totaled $3.4 million, $5.5 million and $5.7 million for the years ended December 31, 2016, 2015 and 2014, respectively. Depreciation and amortization expense for property, plant and equipment totaled $200.7 million, $192.3 million and $177.3 million for the years ended December 31, 2016, 2015 and 2014, respectively, which includes depreciation expense included in “Income (loss) from discontinued operations, net of tax” on the consolidated statements of income.

10. INTANGIBLE ASSETS AND OTHER LONG-TERM ASSETS
Intangible Assets
Intangible assets are recorded at cost and are amortized on a straight-line basis over 10 to 47 years. Intangible assets consisted of the following:

	December 31, 2016		December 31, 2015
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
	(Thousands of Dollars)
Customer relationships	$166,950	$(41,582)	$196,616	$(86,370)
Other	2,359	(644)	2,359	(594)
Total	$169,309	$(42,226)	$198,975	$(86,964)
All of our intangible assets are subject to amortization. Amortization expense for intangible assets was $13.9 million, $16.7 million and $12.6 million for the years ended December 31, 2016, 2015 and 2014, respectively. The estimated aggregate amortization expense is $16.7 million for each of the years 2017 through 2021.
Other Long-Term Assets, Net
Other long-term assets, net consisted of the following:

	December 31,
	2016	2015
	(Thousands of Dollars)
Axeon Term Loan (a)	$—	$170,352
Amount remaining in trust for the GoZone Bonds (a)	42,359	54,822
Ammonia pipeline linefill and tank heel inventory	34,377	35,178
Other	28,572	36,245
Other long-term assets, net	$105,308	$296,597

(a)	See Note 8 for discussion on the Axeon Term Loan and Note 13 for discussion of the GoZone Bonds.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

11. GOODWILL

Changes in the carrying amount of goodwill by segment were as follows:

	Pipeline	Storage	Fuels Marketing	Total
	(Thousands of Dollars)
Balances as of January 1, 2015:
Goodwill	$306,207	$612,012	$53,255	$971,474
Accumulated impairment losses	—	(331,913)	(22,132)	(354,045)
Net goodwill	306,207	280,099	31,123	617,429

Activity for the year ended December 31, 2015:
Linden Acquisition final purchase price allocation	—	79,208	—	79,208

Balances as of December 31, 2015 and 2016:
Goodwill	306,207	691,220	53,255	1,050,682
Accumulated impairment losses	—	(331,913)	(22,132)	(354,045)
Net goodwill	$306,207	$359,307	$31,123	$696,637

12. ACCRUED LIABILITIES
Accrued liabilities consisted of the following:

	December 31,
	2016	2015
	(Thousands of Dollars)
Derivative liabilities	$5,052	$121
Employee wages and benefit costs	30,807	31,143
Unearned income	14,355	14,290
Other	10,271	9,640
Accrued liabilities	$60,485	$55,194

13. DEBT
Long-term debt consisted of the following:

				December 31,
	Maturity			2016	2015
				(Thousands of Dollars)
Revolving Credit Agreement		2019		$838,992	$882,664
4.75% senior notes		2022		250,000	250,000
6.75% senior notes		2021		300,000	300,000
4.80% senior notes		2020		450,000	450,000
7.65% senior notes		2018		350,000	350,000
7.625% subordinated notes		2043		402,500	402,500
GoZone Bonds	2038	thru	2041	365,440	365,440
Receivables Financing Agreement		2018		58,400	53,500
Net fair value adjustments, unamortized discounts and unamortized debt issuance costs		N/A		(968)	1,508
Total long-term debt				$3,014,364	$3,055,612

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The long-term debt repayments are due as follows (in thousands):

2017	$—
2018	408,400
2019	838,992
2020	450,000
2021	300,000
Thereafter	1,017,940
Total repayments	3,015,332
Net fair value adjustments, unamortized discounts and unamortized debt issuance costs	(968)
Total long-term debt	$3,014,364
Interest payments totaled $146.1 million, $138.9 million and $135.0 million for the years ended December 31, 2016, 2015 and 2014, respectively.
Revolving Credit Agreement
NuStar Logistics is party to a $1.5 billion five-year revolving credit agreement (the Revolving Credit Agreement), which matures on October 29, 2019. The Revolving Credit Agreement includes an option allowing NuStar Logistics to request an aggregate increase in the commitments from the lenders of up to $250.0 million (after which increase the aggregate commitment from all lenders shall not exceed $1.75 billion). The Revolving Credit Agreement also includes the ability to borrow up to the equivalent of $250.0 million in Euros and up to the equivalent of $250.0 million in British Pounds Sterling. Obligations under the Revolving Credit Agreement are guaranteed by NuStar Energy and NuPOP.
The Revolving Credit Agreement bears interest, at our option, based on an alternative base rate, a LIBOR-based rate or a EURIBOR-based rate. The interest rate on the Revolving Credit Agreement is subject to adjustment if our debt rating is downgraded (or upgraded) by certain credit rating agencies. As of December 31, 2016, our weighted-average interest rate was 2.5%. During the year ended December 31, 2016, the weighted-average interest rate related to borrowings under the Revolving Credit Agreement was 2.3%.
The Revolving Credit Agreement contains customary restrictive covenants, such as limitations on indebtedness, liens, mergers, asset transfers and certain investing activities. In addition, the Revolving Credit Agreement requires us to maintain, as of the end of each rolling period of four consecutive fiscal quarters, a consolidated debt coverage ratio (consolidated debt to consolidated EBITDA, each as defined in the Revolving Credit Agreement) not to exceed 5.00-to-1.00. If we consummate an acquisition for an aggregate net consideration of at least $50.0 million, the maximum consolidated debt coverage ratio will increase to 5.50-to-1.00 for two rolling periods. As of December 31, 2016, our consolidated debt coverage ratio could not exceed 5.50-to-1.00, as a result of the Martin Terminal Acquisition in December 2016. The requirement not to exceed a maximum consolidated debt coverage ratio may limit the amount we can borrow under the Revolving Credit Agreement to an amount less than the total amount available for borrowing. As of December 31, 2016, we had $645.2 million available for borrowing.
Letters of credit issued under the Revolving Credit Agreement totaled $15.8 million as of December 31, 2016. Letters of credit are limited to $750.0 million (including up to the equivalent of $25.0 million in Euros and up to the equivalent of $25.0 million in British Pounds Sterling) and also may restrict the amount we can borrow under the Revolving Credit Agreement.
Notes
NuStar Logistics Senior Notes. Interest is payable semi-annually in arrears for the $250.0 million of 4.75% senior notes, $300.0 million of 6.75% senior notes, $450.0 million of 4.80% senior notes and $350.0 million of 7.65% senior notes (collectively, the NuStar Logistics Senior Notes). The interest rate payable on the 7.65% senior notes is subject to adjustment if our debt rating is downgraded (or upgraded) by certain credit rating agencies and is at 8.2% as of December 31, 2016. The NuStar Logistics Senior Notes do not have sinking fund requirements. These notes rank equally with existing senior unsecured indebtedness of NuStar Logistics and contain restrictions on NuStar Logistics’ ability to incur additional secured indebtedness unless the same security is also provided for the benefit of holders of the NuStar Logistics Senior Notes. In addition, the NuStar Logistics Senior Notes limit NuStar Logistics’ ability to incur indebtedness secured by certain liens and to engage in certain sale-leaseback transactions. At the option of NuStar Logistics, the NuStar Logistics Senior Notes may be redeemed in whole or in part at any time at a redemption price, which includes a make-whole premium, plus accrued and unpaid interest to the redemption date. The NuStar Logistics Senior Notes are fully and unconditionally guaranteed by NuStar Energy and NuPOP.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NuStar Logistics 7.625% Fixed-to-Floating Rate Subordinated Notes. NuStar Logistics’ $402.5 million of 7.625% fixed-to-floating rate subordinated notes are due January 15, 2043 (the Subordinated Notes). The Subordinated Notes are fully and unconditionally guaranteed on an unsecured and subordinated basis by NuStar Energy and NuPOP. The Subordinated Notes bear interest at a fixed annual rate of 7.625%, payable quarterly in arrears beginning on April 15, 2013 and ending on January 15, 2018. Thereafter, the Subordinated Notes will bear interest at an annual rate equal to the sum of the three-month LIBOR rate for the related quarterly interest period, plus 6.734% payable quarterly, commencing April 15, 2018, unless payment is deferred in accordance with the terms of the notes. NuStar Logistics may elect to defer interest payments on the Subordinated Notes on one or more occasions for up to five consecutive years. Deferred interest will accumulate additional interest at a rate equal to the interest rate then applicable to the Subordinated Notes until paid. If NuStar Logistics elects to defer interest payments, NuStar Energy cannot declare or make cash distributions to its unitholders during the period that interest payments are deferred.
The Subordinated Notes do not have sinking fund requirements and are subordinated to existing senior unsecured indebtedness of NuStar Logistics and NuPOP. The Subordinated Notes do not contain restrictions on NuStar Logistics’ ability to incur additional indebtedness, including debt that ranks senior in priority of payment to the notes. In addition, the Subordinated Notes do not limit NuStar Logistics’ ability to incur indebtedness secured by liens or to engage in certain sale-leaseback transactions. At the option of NuStar Logistics, the Subordinated Notes may be redeemed in whole or in part at any time at a redemption price, which may include a make-whole premium, plus accrued and unpaid interest to the redemption date.
Gulf Opportunity Zone Revenue Bonds
In 2008, 2010 and 2011, the Parish of St. James, Louisiana issued Revenue Bonds Series 2008, Series 2010, Series 2010A, Series 2010B and Series 2011 associated with our St. James terminal expansions pursuant to the Gulf Opportunity Zone Act of 2005 for an aggregate $365.4 million (collectively, the GoZone Bonds). The interest rates on these bonds are based on a weekly tax-exempt bond market interest rate, and interest is paid monthly. Following the issuances, the proceeds were deposited with a trustee and are disbursed to us upon our request for reimbursement of expenditures related to our St. James terminal expansions. We include the amount remaining in the trust in “Other long-term assets, net,” and we include the amount of bonds issued in “Long-term debt” in our consolidated balance sheets. For the years ended December 31, 2016 and 2015, the amount received from the trustee totaled $12.5 million and $17.5 million, respectively.
NuStar Logistics is solely obligated to service the principal and interest payments associated with the GoZone Bonds. Letters of credit were issued by various individual banks on our behalf to guarantee the payment of interest and principal on the bonds. All letters of credit rank equally with existing senior unsecured indebtedness of NuStar Logistics. Obligations under the letters of credit issued are guaranteed by NuStar Energy and NuPOP. The letters of credit issued by individual banks do not restrict the amount we can borrow under the Revolving Credit Agreement.
The following table summarizes the GoZone Bonds outstanding as of December 31, 2016:

Date Issued	Maturity Date	Amount Outstanding	Amount of Letter of Credit	Amount Received from Trustee	Amount Remaining in Trust (a)	Weighted-Average Interest Rate (b)
		(Thousands of Dollars)
June 26, 2008	June 1, 2038	$55,440	$56,169	$55,440	$—	0.7%
July 15, 2010	July 1, 2040	100,000	101,315	100,000	—	0.7%
October 7, 2010	October 1, 2040	50,000	50,658	43,741	6,518	0.7%
December 29, 2010	December 1, 2040	85,000	86,118	49,782	35,841	0.7%
August 29, 2011	August 1, 2041	75,000	75,986	75,000	—	0.7%
	Total	$365,440	$370,246	$323,963	$42,359

(a)	Amount remaining in trust includes accrued interest.

(b)	For the year ended December 31, 2016, our weighted-average interest rate on borrowings was 0.4%.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Receivables Financing Agreement
NuStar Energy and NuStar Finance LLC (NuStar Finance), a special purpose entity and wholly owned subsidiary of NuStar Logistics, are parties to a $125.0 million receivables financing agreement with third-party lenders (the Receivables Financing Agreement) and agreements with certain of NuStar Energy’s wholly owned subsidiaries (collectively with the Receivables Financing Agreement, the Securitization Program). Under the Securitization Program, certain of NuStar Energy’s wholly owned subsidiaries, NuStar Logistics, NuPOP, NuStar Energy Services, Inc. and NuStar Supply & Trading LLC (collectively, the Originators), sell their accounts receivable to NuStar Finance on an ongoing basis, and NuStar Finance provides the newly acquired accounts receivable as collateral for its revolving borrowings under the Receivables Financing Agreement. NuStar Energy provides a performance guarantee in connection with the Securitization Program. The maximum amount available for borrowing by NuStar Finance under the Receivables Financing Agreement is $125.0 million, with an option for NuStar Finance to request an increase of up to $75.0 million from the lenders (for aggregate total borrowings not to exceed $200.0 million). The amount available for borrowing is based on the availability of eligible receivables and other customary factors and conditions. The Securitization Program contains various customary affirmative and negative covenants and default, indemnification and termination provisions, and the Receivables Financing Agreement provides for acceleration of amounts owed upon the occurrence of certain specified events.

Borrowings by NuStar Finance under the Receivables Financing Agreement bear interest at either the applicable commercial paper rate or the applicable bank rate, each as defined under the Receivables Financing Agreement. The Securitization Program has an initial termination date of June 15, 2018, with the option to renew for additional 364-day periods thereafter. As of December 31, 2016 and 2015, $104.5 million and $97.9 million of our accounts receivable were included in the Securitization Program, respectively. The weighted average interest rate related to outstanding borrowings under the Securitization Program during the year ended December 31, 2016 was 1.4%.

NuStar Finance’s sole activity consists of purchasing such receivables and providing them as collateral under the Securitization Program. NuStar Finance is a separate legal entity and the assets of NuStar Finance, including these accounts receivable, are not available to satisfy the claims of creditors of NuStar Energy, the Originators or their affiliates.

Short-Term Lines of Credit
NuStar Logistics is party to two short-term line of credit agreements with an aggregate uncommitted borrowing capacity of up to $75.0 million, which allow us to better manage fluctuations in our daily cash requirements and minimize our excess cash balances. The interest rate and maturity vary and are determined at the time of borrowing. We had $54.0 million outstanding under these lines of credit as of December 31, 2016. Obligations under these short-term line of credit agreements are guaranteed by NuStar Energy. The weighted-average interest rate related to outstanding borrowings under our short-term lines of credit during the year ended December 31, 2016 was 2.0%.

14. HEALTH, SAFETY AND ENVIRONMENTAL MATTERS
Our operations are subject to extensive federal, state and local environmental laws and regulations, in the U.S. and in the other countries in which we operate, including those relating to the discharge of materials into the environment, waste management, remediation, the characteristics and composition of fuels and pollution prevention measures, among others. Our operations are also subject to extensive federal, state and local health and safety laws and regulations, including those relating to worker and pipeline safety, pipeline integrity and operator qualifications. The principal environmental and safety risks associated with our operations relate to unauthorized or unpermitted emissions into the air, unauthorized releases into soil, surface water or groundwater, personal injury and property damage. Compliance with these environmental, health and safety laws, regulations and related permits increases our capital expenditures and operating expenses, and violation of these laws, regulations or permits could result in significant civil and criminal liabilities, injunctions or other penalties.
Most of our pipelines are subject to federal regulation by one or more of the following governmental agencies: the Federal Energy Regulatory Commission (the FERC), the Surface Transportation Board (the STB), the Department of Transportation (DOT), the Environmental Protection Agency (EPA) and the Department of Homeland Security. Additionally, the operations and integrity of the pipelines are subject to the respective state jurisdictions along the routes of the systems.
We have adopted policies, practices and procedures to address pollution control, pipeline integrity, operator qualifications, public relations and education, process safety management, risk management planning, hazard communication, emergency response planning, community right-to-know, occupational health and the handling, storage, use and disposal of hazardous materials. Our policies are designed to comply with applicable federal, state and local regulations and to prevent material environmental or other damage, to ensure the safety of our pipelines, our employees, the public and the environment and to limit the financial liability that could result from such events. Future governmental action and regulatory initiatives could

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

necessitate changes to expected operating permits and procedures, additional remedial actions or increased capital expenditures and operating costs. Risks of additional costs and liabilities are inherent within the industry, and there can be no assurances that significant costs and liabilities will not be incurred in the future.
Environmental and safety exposures and liabilities are difficult to assess and estimate due to unknown factors such as the timing and extent of remediation, the determination of our liability in proportion to other parties, improvements in cleanup technologies and the extent to which environmental and safety laws and regulations may change in the future. Although environmental and safety costs may have a significant impact on the results of operations for any single period, we believe that such costs will not have a material adverse effect on our financial position.
The balance of and changes in the accruals for environmental matters were as follows:

	Year Ended December 31,
	2016	2015
	(Thousands of Dollars)
Balance as of the beginning of year	$7,667	$6,598
Additions to accrual	870	3,685
Payments	(3,302)	(2,574)
Foreign currency translation	(115)	(42)
Balance as of the end of year	$5,120	$7,667

Accruals for environmental matters are included in the consolidated balance sheets as follows:

	December 31,
	2016	2015
	(Thousands of Dollars)
Accrued liabilities	$3,281	$4,350
Other long-term liabilities	1,839	3,317
Accruals for environmental matters	$5,120	$7,667

15. COMMITMENTS AND CONTINGENCIES
Contingencies
We have contingent liabilities resulting from various litigation, claims and commitments. We record accruals for loss contingencies when losses are considered probable and can be reasonably estimated. Legal fees associated with defending the Partnership in legal matters are expensed as incurred. We have no amount accrued for contingent losses as of December 31, 2016, and $4.8 million accrued for contingent losses as of December 31, 2015. The amount that will ultimately be paid related to such matters may differ from the recorded accruals, and the timing of such payments is uncertain. In addition, due to the inherent uncertainty of litigation, there can be no assurance that the resolution of any particular claim or proceeding would not have a material adverse effect on our results of operations, financial position or liquidity.
Commitments
Lessee Commitments. Future minimum rental payments applicable to all noncancellable operating leases and purchase obligations as of December 31, 2016 are as follows:

	Payments Due by Period
	2017	2018	2019	2020	2021	There- after	Total
	(Thousands of Dollars)
Operating leases	$31,041	$29,316	$22,718	$10,861	$5,314	$56,461	$155,711
Purchase obligations	4,088	2,630	1,449	42	—	—	8,209

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Rental expense for all operating leases totaled $37.0 million, $39.7 million and $46.1 million for the years ended December 31, 2016, 2015 and 2014, respectively. Our operating leases consist primarily of the following:

•	a ten-year lease for tugs and barges utilized at our St. Eustatius facility for bunker fuel sales, with two five-year renewal options; and

•	land leases at various terminal facilities, with original terms ranging from 10 to 100 years.

Lessor Commitments. We have entered into certain revenue arrangements where we are considered to be the lessor in accordance with GAAP. Under these arrangements we lease certain of our storage tanks in exchange for a fixed fee subject to an annual consumer price index adjustment. The arrangements commenced on January 1, 2017, and have initial terms of ten years with successive ten-year automatic renewal terms. Future minimum revenues we expect to receive under these lease arrangements as of December 31, 2016 total $391.3 million, which we will recognize ratably over the ten-year term.

16. FAIR VALUE MEASUREMENTS
We segregate the inputs used in measuring fair value into three levels: Level 1, defined as observable inputs such as quoted prices for identical assets or liabilities in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in markets that are not active; and Level 3, defined as unobservable inputs for which little or no market data exists. We consider counterparty credit risk and our own credit risk in the determination of all estimated fair values.
Recurring Fair Value Measurements
The following assets and liabilities are measured at fair value on a recurring basis:

	December 31, 2016
	Level 1	Level 2	Level 3	Total
	(Thousands of Dollars)
Assets:
Other current assets:
Product imbalances	$1,551	$—	$—	$1,551
Commodity derivatives	—	155	—	155
Other long-term assets, net:
Interest rate swaps	—	1,314	—	1,314
Total	$1,551	$1,469	$—	$3,020
Liabilities:
Accrued liabilities:
Product imbalances	$(1,577)	$—	$—	$(1,577)
Commodity derivatives	(4,887)	(165)	—	(5,052)
Other long-term liabilities:
Guarantee liability	—	—	(1,230)	(1,230)
Interest rate swaps	—	(2,632)	—	(2,632)
Total	$(6,464)	$(2,797)	$(1,230)	$(10,491)

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	December 31, 2015
	Level 1	Level 2	Level 3	Total
	(Thousands of Dollars)
Assets:
Other current assets:
Product imbalances	$179	$—	$—	$179
Commodity derivatives	11,325	77	—	11,402
Other long-term assets, net:
Interest rate swaps	—	2,755	—	2,755
Total	$11,504	$2,832	$—	$14,336
Liabilities:
Accrued liabilities:
Product imbalances	$(419)	$—	$—	$(419)
Commodity derivatives	—	(120)	—	(120)
Other long-term liabilities:
Guarantee liability	—	—	(1,697)	(1,697)
Interest rate swaps	—	(1,452)	—	(1,452)
Total	$(419)	$(1,572)	$(1,697)	$(3,688)
Product Imbalances. Since we value our assets and liabilities related to product imbalances using quoted market prices in active markets as of the reporting date, we include these product imbalances in Level 1 of the fair value hierarchy.
Commodity Derivatives. We base the fair value of certain of our commodity derivative instruments on quoted prices on an exchange; accordingly, we include these items in Level 1 of the fair value hierarchy. We also have derivative instruments for which we determine fair value using industry pricing services and other observable inputs, such as quoted prices on an exchange for similar derivative instruments, and we include these derivative instruments in Level 2 of the fair value hierarchy. See Note 17 for a discussion of our derivative instruments.
Interest Rate Swaps. Because we estimate the fair value of our forward-starting interest rate swaps using discounted cash flows, which use observable inputs such as time to maturity and market interest rates, we include these interest rate swaps in Level 2 of the fair value hierarchy.

Guarantees. As of December 31, 2016 and 2015, we recorded a liability of $1.2 million and $1.7 million, respectively, representing the fair value of guarantees we have issued on behalf of Axeon. We estimated the fair value considering the probability of default by Axeon and an estimate of the amount we would be obligated to pay under the guarantees at the time of default. We calculated the fair value based on the guarantees outstanding as of December 31, 2016 and 2015, totaling $54.1 million and $71.9 million, respectively, and one guarantee that did not specify a maximum amount as of December 31, 2016. As of December 31, 2015, we provided two guarantees that did not specify a maximum amount. We provided guarantees for commodity purchases, lease obligations and certain utilities for Axeon. Our estimate of the fair value was based on significant inputs not observable in the market and thus fell within Level 3 of the fair value hierarchy. After the Axeon Sale closed on February 22, 2017, we are no longer obligated to provide ongoing credit support, including guarantees, on behalf of Axeon. We are in the process of terminating certain guarantees that we previously issued on Axeon’s behalf that remain outstanding after the Axeon Sale, but these guarantees are supported by a letter of credit provided to us in an amount equal to those remaining guarantees, thereby reducing our exposure to zero. See Note 8 for additional information on the Axeon Term Loan.

The following table summarizes the activity in our Level 3 liabilities:

Year Ended December 31, 2016
(Thousands of Dollars)
Beginning balance	$1,697
Adjustment to guarantee liability	(467)
Ending balance	$1,230

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Fair Value of Financial Instruments
We recognize cash equivalents, receivables, payables and debt in our consolidated balance sheets at their carrying amounts. The fair values of these financial instruments, except for the Axeon Term Loan and long-term debt, approximate their carrying amounts.

The estimated fair values and carrying amounts of the long-term debt and the Axeon Term Loan were as follows:

	December 31, 2016		December 31, 2015
	Fair Value	Carrying Amount	Fair Value	Carrying Amount
	(Thousands of Dollars)
Long-term debt	$3,084,762	$3,014,364	$2,929,438	$3,055,612
Axeon Term Loan	$110,000	$110,000	$172,123	$170,352

We estimated the fair value of our publicly traded senior notes based upon quoted prices in active markets; therefore, we determined that the fair value of our publicly traded senior notes falls in Level 1 of the fair value hierarchy. For our other debt, for which a quoted market price is not available, we estimated the fair value using a discounted cash flow analysis using current incremental borrowing rates for similar types of borrowing arrangements and determined that the fair value falls in Level 2 of the fair value hierarchy.

Since we expected to settle and terminate the Axeon Term Loan upon closing of the Axeon Sale in 2017, we reclassified the Axeon Term Loan into “Other current assets” on the consolidated balance sheet as of December 31, 2016. We also determined that the fair value of the Axeon Term Loan approximated its carrying value as of December 31, 2016. See Note 8 for additional information on the Axeon Term Loan.

As of December 31, 2015, we estimated the fair value of the Axeon Term Loan using discounted cash flows, which used observable inputs such as time to maturity and market interest rates, and determined that the fair value fell in Level 2 of the fair value hierarchy. The carrying value of the Axeon Term Loan as of December 31, 2015 was included in “Other long-term assets, net” on the consolidated balance sheet.

17. DERIVATIVES AND RISK MANAGEMENT ACTIVITIES
We utilize various derivative instruments to manage our exposure to interest rate risk and commodity price risk. Our risk management policies and procedures are designed to monitor interest rates, futures and swap positions and over-the-counter positions, as well as physical volumes, grades, locations and delivery schedules, to help ensure that our hedging activities address our market risks.

Interest Rate Risk
We are a party to certain interest rate swap agreements to manage our exposure to changes in interest rates, which include forward-starting interest rate swap agreements related to forecasted debt issuances in 2018 and 2020. We entered into these swaps during the year ended December 31, 2015, in order to hedge the risk of changes in the interest payments attributable to changes in the benchmark interest rate during the period from the effective date of the swap to the issuance of the forecasted debt. Under the terms of the swaps, we pay a fixed rate and receive a rate based on three month USD LIBOR. These swaps qualified, and we designated them, as cash flow hedges. We record the effective portion of mark-to-market adjustments as a component of AOCI, and the amount in AOCI will be recognized in “Interest expense, net” as the forecasted interest payments occur or if the interest payments are probable not to occur. As of December 31, 2016 and 2015, the aggregate notional amount of forward-starting interest rate swaps totaled $600.0 million.

The remaining fair value amount associated with unwound fixed-to-floating interest rate swap agreements totaled a $21.1 million and $26.3 million gain as of December 31, 2016 and 2015, respectively, and is included in “Long-term debt” on the consolidated balance sheets. The remaining fair value amount associated with unwound forward-starting interest rate swap agreements totaled a $20.9 million and a $29.3 million loss as of December 31, 2016 and 2015, respectively, and is included in AOCI on the consolidated balance sheets. These amounts are amortized ratably over the remaining life of the related debt instrument into “Interest expense, net” on the consolidated statements of income.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Commodity Price Risk
We are exposed to market risks related to the volatility of crude oil and refined product prices. In order to reduce the risk of commodity price fluctuations with respect to our crude oil and refined product inventories and related firm commitments to purchase and/or sell such inventories, we utilize commodity futures and swap contracts, which qualify and we designate as fair value hedges. Derivatives that are intended to hedge our commodity price risk, but fail to qualify as fair value or cash flow hedges, are considered economic hedges, and we record associated gains and losses in net income. Our risk management committee oversees our trading controls and procedures and certain aspects of commodity and trading risk management. Our risk management committee also reviews all new commodity and trading risk management strategies in accordance with our risk management policy, as approved by our board of directors.
The volume of commodity contracts is based on open derivative positions and represents the combined volume of our long and short open positions on an absolute basis, which totaled 4.7 million barrels and 8.0 million barrels as of December 31, 2016 and 2015, respectively. As of December 31, 2016, we had $1.8 million of margin deposits; we had no margin deposits as of December 31, 2015.
The fair values of our derivative instruments included in our consolidated balance sheets were as follows:

		Asset Derivatives		Liability Derivatives
	Balance Sheet Location	December 31,
		2016	2015	2016	2015
		(Thousands of Dollars)
Derivatives Designated as Hedging Instruments:
Commodity contracts	Other current assets	$—	$1,937	$—	$(23)
Interest rate swaps	Other long-term assets, net	1,314	2,755	—	—
Commodity contracts	Accrued liabilities	144	—	(3,566)	—
Interest rate swaps	Other long-term liabilities	—	—	(2,632)	(1,452)
Total		1,458	4,692	(6,198)	(1,475)

Derivatives Not Designated as Hedging Instruments:
Commodity contracts	Other current assets	265	34,016	(110)	(24,528)
Commodity contracts	Accrued liabilities	9,128	117	(10,758)	(237)
Total		9,393	34,133	(10,868)	(24,765)

Total Derivatives		$10,851	$38,825	$(17,066)	$(26,240)

Certain of our derivative instruments are eligible for offset in the consolidated balance sheets and subject to master netting arrangements. Under our master netting arrangements, there is a legally enforceable right to offset amounts, and we intend to settle such amounts on a net basis. The following are the net amounts presented on the consolidated balance sheets:

	December 31,
Commodity Contracts	2016	2015
	(Thousands of Dollars)
Net amounts of assets presented in the consolidated balance sheets	$155	$11,402
Net amounts of liabilities presented in the consolidated balance sheets	$(5,052)	$(120)

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

We recognize the impact of our commodity contracts on earnings in “Cost of product sales” on the consolidated income statements, and that impact was as follows:

	Year Ended December 31,
	2016	2015	2014
	(Thousands of Dollars)
Derivatives Designated as Fair Value Hedging Instruments:
(Loss) gain recognized in income on derivative	$(11,254)	$21,589	$21,951
Gain (loss) recognized in income on hedged item	15,295	(18,047)	(21,587)
Gain recognized in income for ineffective portion	4,041	3,542	364

Derivatives Not Designated as Hedging Instruments:
Gain recognized in income on derivative	$225	$2,208	$18,407

Our interest rate swaps also had the following impact on earnings:

	Year Ended December 31,
	2016	2015	2014
	(Thousands of Dollars)
Derivatives Designated as Cash Flow Hedging Instruments:
(Loss) gain recognized in other comprehensive (loss) income on derivative (effective portion)	$(2,621)	$1,303	$—
Loss reclassified from AOCI into interest expense, net (effective portion)	(8,331)	(9,802)	(10,663)

As of December 31, 2016, we expect to reclassify a loss of $6.6 million to “Interest expense, net” within the next twelve months associated with unwound forward-starting interest rate swaps.

18. RELATED PARTY TRANSACTIONS
NuStar GP, LLC
GP Services Agreement. Prior to the Employee Transfer discussed in Note 1, our operations were managed by NuStar GP, LLC under a services agreement effective January 1, 2008 pursuant to which employees of NuStar GP, LLC performed services for our U.S. operations. Employees of NuStar GP, LLC provided services to us and NuStar GP Holdings; therefore, we reimbursed NuStar GP, LLC for all employee costs incurred prior to the Employee Transfer, other than the expenses allocated to NuStar GP Holdings. The following table summarizes information pertaining to our related party transactions:

	Year Ended December 31,
	2016	2015	2014
	(Thousands of Dollars)
Revenues	$—	$—	$929
Operating expenses	$21,681	$135,565	$125,736
General and administrative expenses	$10,493	$66,769	$66,910
Interest income	$—	$—	$1,055
Revenues included in discontinued operations, net of tax	$—	$—	$528
Expenses included in discontinued operations, net of tax	$—	$2	$1,680

In conjunction with the Employee Transfer, we entered into an Amended and Restated Services Agreement with NuStar GP, LLC, effective March 1, 2016 (the Amended GP Services Agreement). The Amended GP Services Agreement provides that we will furnish administrative services necessary to conduct the business of NuStar GP Holdings. NuStar GP Holdings will compensate us for these services through an annual fee of $1.0 million, subject to adjustment based on the annual merit increase percentage applicable to our employees for the most recently completed fiscal year and for changes in level of service. The Amended GP Services Agreement will terminate on March 1, 2020 and will automatically renew for successive two-year terms, unless terminated by either party.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Assignment and Assumption Agreement. Also on March 1, 2016 and in connection with the Employee Transfer, we entered into an Assignment and Assumption Agreement with NuStar GP, LLC (the Assignment Agreement). Under the Assignment Agreement, NuStar GP, LLC assigned all of its employee benefit plans, programs, contracts, policies, and various of its other agreements and contracts with certain employees, affiliates and third-party service providers (collectively, the Assigned Programs) to NuStar Services Co. In addition, NuStar Services Co agreed to assume the sponsorship of and all obligations relating to the ongoing maintenance and administration of each of the plans and agreements in the Assigned Programs. Certain of our officers are also officers of NuStar GP Holdings and are considered dual employees of ours and NuStar GP Holdings.

The following table summarizes the related party transactions and changes to amounts reported on our consolidated balance sheet as a result of the Employee Transfer on March 1, 2016 (thousands of dollars):

Decrease in related party payable:
Current	$16,014
Long-term	32,656
Decrease in related party payable	$48,670

Changes to our consolidated balance sheet:
Current and long-term assets	$2,154
Current liabilities	5,609
Other long-term liabilities	34,042
Limited partner’s equity	2,664
Accumulated other comprehensive loss	4,201
Changes to our consolidated balance sheet	$48,670

Balance Sheet Items. We had a receivable from related party of $0.3 million as of December 31, 2016, mainly comprised of service fees and expenses paid on behalf of NuStar GP Holdings. As of December 31, 2015, we had a payable to related party of $14.8 million, mainly comprised of payroll, employee benefit plan expenses and unit-based compensation prior to the Employee Transfer, and none as of December 31, 2016. We also had a long-term payable to related party as of December 31, 2015 of $32.1 million, representing long-term employee benefits prior to the Employee Transfer, and none as of December 31, 2016.

Non-Compete Agreement. On July 19, 2006, we entered into a non-compete agreement with NuStar GP Holdings, Riverwalk Logistics, L.P. and NuStar GP, LLC (the Non-Compete Agreement). The Non-Compete Agreement became effective on December 22, 2006 when NuStar GP Holdings ceased to be subject to the Amended and Restated Omnibus Agreement, dated March 31, 2006. Under the Non-Compete Agreement, we will have a right of first refusal with respect to the potential acquisition of assets that relate to the transportation, storage or terminalling of crude oil, feedstocks or refined petroleum products (including petrochemicals) in the United States and internationally. NuStar GP Holdings will have a right of first refusal with respect to the potential acquisition of general partner and other equity interests in publicly traded partnerships under common ownership with the general partner interest. With respect to any other business opportunities, neither the Partnership nor NuStar GP Holdings are prohibited from engaging in any business, even if the Partnership and NuStar GP Holdings would have a conflict of interest with respect to such other business opportunity.

Axeon
As a result of the 2014 Asphalt Sale, we ceased reporting transactions between us and Axeon as related party transactions in our consolidated financial statements on February 26, 2014.
Terminal Service Agreements. We were a party to terminal service agreements with Axeon for our terminals in Wilmington, NC, Rosario, NM, Catoosa, OK, Houston, TX, Jacksonville, FL, Dumfries, VA, and Baltimore, MD. As a result of the 2014 Asphalt Sale, these terminal service agreements were either amended or terminated.
Services Agreement. NuStar GP, LLC and Axeon were a party to a services agreement, which provided that NuStar GP, LLC would furnish certain administrative and other operating services necessary to conduct the business of Axeon for an annual fee totaling $10.0 million, subject to adjustment (the Axeon Services Agreement). The Axeon Services Agreement terminated on June 30, 2014.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

19. OTHER (EXPENSE) INCOME
Other (expense) income consisted of the following:

	Year Ended December 31,
	2016	2015	2014
	(Thousands of Dollars)

Impairment loss on Axeon Term Loan	$(58,655)	$—	$—
Gain associated with Linden Acquisition	—	56,277	—
Foreign exchange (losses) gains	(660)	3,891	2,057
(Loss) gain from sale or disposition of assets	(64)	1,617	642
Other, net	596	37	1,800
Other (expense) income, net	$(58,783)	$61,822	$4,499

20. PARTNERS’ EQUITY

Issuance of Preferred Units
In the fourth quarter of 2016, we issued 9,060,000 of our 8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (the Preferred Units) representing limited partner interests at a price of $25.00 per unit. We used the net proceeds of $218.4 million from this issuance for general partnership purposes, including the funding of capital expenditures and repayments of outstanding borrowings under the Revolving Credit Agreement.

Distributions on the Preferred Units are payable out of any legally available funds, accrue and are cumulative from the date of original issuance of the Preferred Units and are payable on the 15th day of each of March, June, September and December of each year (beginning on March 15, 2017) to holders of record on the first day of each payment month. The initial distribution rate on the Preferred Units to, but not including, December 15, 2021 is 8.50% per annum of the $25.00 liquidation preference per unit (equal to $2.125 per unit per annum). On and after December 15, 2021, distributions on the Preferred Units accumulate at a percentage of the $25.00 liquidation preference equal to an annual floating rate of the three-month LIBOR plus a spread of 6.766%. On January 27, 2017, we announced a Preferred Unit distribution of $0.64930556 per unit to be paid on March 15, 2017 to holders of record as of March 1, 2017 for distributions accumulated from the issuance date up to the payment date. The Preferred Units rank senior to all of our other classes of equity securities with respect to distribution rights and rights upon liquidation.

At any time on or after December 15, 2021, we may redeem our Preferred Units, in whole or in part, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions to, but not including, the date of redemption, whether or not declared. We may also redeem the Preferred Units upon the occurrence of certain rating events or a change of control as defined in our partnership agreement. In the case of the latter instance, if we choose not to redeem the Preferred Units, the preferred unitholders may have the ability to convert the Preferred Units to common units at the then applicable conversion rate. Preferred unitholders have no voting rights except for certain exceptions set forth in our partnership agreement.

Issuance of Common Units
During the year ended December 31, 2016, we issued 595,050 common units representing limited partner interests at an average price of $47.39 per unit for proceeds of $28.3 million, net of $0.5 million of issuance costs. We used these proceeds, which includes a contribution of $0.6 million from our general partner to maintain its 2% general partner interest, for general partnership purposes, including repayments of outstanding borrowings under the Revolving Credit Agreement.

For the year ended December 31, 2016, we issued 135,100 common units representing limited partner interests in connection with vesting of awards issued under our long-term incentive plan.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Accumulated Other Comprehensive Income (Loss)
The balance of and changes in the components included in “Accumulated other comprehensive income (loss)” were as follows:

	Foreign Currency Translation	Cash Flow Hedges	Pension and Other Postretirement Benefits	Total
	(Thousands of Dollars)
Balance as of January 1, 2014	$(13,658)	$(49,736)	$—	$(63,394)
Other comprehensive loss before reclassification adjustments	(15,181)	—	—	(15,181)
Net loss on cash flow hedges reclassified into interest expense, net	—	10,663	—	10,663
Other comprehensive (loss) income	(15,181)	10,663	—	(4,518)
Balance as of December 31, 2014	(28,839)	(39,073)	—	(67,912)
Other comprehensive (loss) income before reclassification adjustments	(31,987)	1,303	—	(30,684)
Net loss on cash flow hedges reclassified into interest expense, net	—	9,802	—	9,802
Other comprehensive (loss) income	(31,987)	11,105	—	(20,882)
Balance as of December 31, 2015	(60,826)	(27,968)	—	(88,794)
Employee Transfer	—	—	4,201	4,201
Deferred income tax adjustments	—	—	2,414	2,414
Other comprehensive loss before reclassification adjustments	(8,243)	(2,621)	(7,852)	(18,716)
Net gain on pension costs reclassified into operating expense	—	—	(1,200)	(1,200)
Net gain on pension costs reclassified into general and administrative expense	—	—	(413)	(413)
Net loss on cash flow hedges reclassified into interest expense, net	—	8,331	—	8,331
Other comprehensive (loss) income	(8,243)	5,710	(2,850)	(5,383)
Balance as of December 31, 2016	$(69,069)	$(22,258)	$(2,850)	$(94,177)

The following table details the calculation of net income applicable to the general partner:

	Year Ended December 31,
	2016	2015	2014
	(Thousands of Dollars)
Net income attributable to NuStar Energy L.P.	$150,003	$306,720	$210,773
Less preferred limited partner interest	1,925	—	—
Less general partner incentive distribution	43,407	43,220	43,220
Net income after general partner incentive distribution and preferred limited partner interest	104,671	263,500	167,553
General partner interest allocation	2%	2%	2%
General partner interest allocation of net income	2,091	5,270	3,352
General partner incentive distribution	43,407	43,220	43,220
Net income applicable to general partner	$45,498	$48,490	$46,572

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Common Unit and General Partner Distributions
We make quarterly distributions to common unitholders and the general partner of 100% of our available cash, generally defined as cash receipts less cash disbursements (including Preferred Unit distributions) and cash reserves established by the general partner, in its sole discretion. These quarterly distributions are declared and paid within 45 days subsequent to each quarter-end. The common unitholders receive a minimum quarterly distribution of $0.60 per unit each quarter ($2.40 annualized), subject to limitation by the Preferred Unit distributions in arrears, if any. Our available cash is first distributed 98% to the common unitholders and 2% to the general partner until the amount distributed to our common unitholders and general partner is equal to the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution for any prior quarter. Cash in excess of the minimum quarterly distributions is distributed to our common unitholders and our general partner based on the percentages shown below.
Our general partner is entitled to incentive distributions if the amount we distribute to holders of our common units with respect to any quarter exceeds specified target levels shown below:

	Percentage of Distribution
Quarterly Distribution Amount per Common Unit	Common Unitholders	General Partner
Up to $0.60	98%	2%
Above $0.60 up to $0.66	90%	10%
Above $0.66	75%	25%

The following table reflects the allocation of total cash distributions to the general and common limited partners applicable to the period in which the distributions were earned:

	Year Ended December 31,
	2016	2015	2014
	(Thousands of Dollars, Except Per Unit Data)
General partner interest	$7,877	$7,844	$7,844
General partner incentive distribution	43,407	43,220	43,220
Total general partner distribution	51,284	51,064	51,064
Common limited partners’ distribution	342,598	341,140	341,140
Total cash distributions	$393,882	$392,204	$392,204

Cash distributions per unit applicable to common limited partners	$4.380	$4.380	$4.380
The following table summarizes information related to our quarterly cash distributions to our general and common limited partners:

Quarter Ended	Cash Distributions Per Unit	Total Cash Distributions	Record Date	Payment Date
		(Thousands of Dollars)
December 31, 2016 (a)	$1.095	$98,971	February 8, 2017	February 13, 2017
September 30, 2016	$1.095	$98,809	November 8, 2016	November 14, 2016
June 30, 2016	$1.095	$98,051	August 9, 2016	August 12, 2016
March 31, 2016	$1.095	$98,051	May 9, 2016	May 13, 2016

(a)	The distribution was announced on January 27, 2017.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

21. NET INCOME PER UNIT
The following table details the calculation of net income per unit:

	Year Ended December 31,
	2016	2015	2014
	(Thousands of Dollars, Except Per Unit Data)
Net income attributable to NuStar Energy L.P.	$150,003	$306,720	$210,773
Less: Distributions to general partner (including incentive distribution rights)	51,284	51,064	51,064
Less: Distributions to common limited partners	342,598	341,140	341,140
Less: Distributions for preferred limited partners	1,925	—	—
Less: Distribution equivalent rights to restricted units	2,697	—	—
Distributions in excess of earnings	$(248,501)	$(85,484)	$(181,431)

Net income attributable to common units:
Distributions to common limited partners	$342,598	$341,140	$341,140
Allocation of distributions in excess of earnings	(243,530)	(83,774)	(177,801)
Total	$99,068	$257,366	$163,339

Basic weighted-average common units outstanding	78,080,484	77,886,078	77,886,078

Diluted common units outstanding:
Basic weighted-average common units outstanding	78,080,484	77,886,078	77,886,078
Effect of dilutive potential common units	32,518	—	—
Diluted weighted-average common units outstanding	78,113,002	77,886,078	77,886,078

Basic and diluted net income per common unit	$1.27	$3.30	$2.10

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

22. STATEMENTS OF CASH FLOWS
Changes in current assets and current liabilities were as follows:

	Year Ended December 31,
	2016	2015	2014
	(Thousands of Dollars)
Decrease (increase) in current assets:
Accounts receivable	$(23,234)	$67,257	$72,298
Receivable from related parties	(317)	—	50,918
Inventories	940	16,776	82,075
Other current assets	8,128	4,414	3,785
Increase (decrease) in current liabilities:
Accounts payable	14,071	(32,152)	(153,671)
Payable to related party	894	(872)	837
Accrued interest payable	(256)	941	303
Accrued liabilities	161	(7,834)	22,980
Taxes other than income tax	2,690	(1,522)	4,341
Income tax payable	639	3,551	(1,448)
Changes in current assets and current liabilities	$3,716	$50,559	$82,418
The above changes in current assets and current liabilities differ from changes between amounts reflected in the applicable consolidated balance sheets due to:

•	current assets and current liabilities acquired and disposed during the period;

•	the change in the amount accrued for capital expenditures;

•	the effect of foreign currency translation;

•	reclassification of the Axeon Term Loan to other current assets from other long-term assets, net; and

•	non-cash related party transactions associated with the Employee Transfer (see Note 18 for further information).
Non-cash financing activities for the years ended December 31, 2016 and 2015 mainly consist of changes in the fair values of our interest rate swap agreements.
Cash flows related to interest and income taxes were as follows:

	Year Ended December 31,
	2016	2015	2014
	(Thousands of Dollars)
Cash paid for interest, net of amount capitalized	$142,663	$133,388	$129,377
Cash paid for income taxes, net of tax refunds received	$11,847	$9,971	$6,699

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

23. EMPLOYEE BENEFIT PLANS

Employee Transfer
On March 1, 2016, and in conjunction with the Employee Transfer, we assumed $22.5 million and $10.2 million in benefit obligations associated with the pension plans and other postretirement benefit plans, respectively. Prior to the Employee Transfer, we reimbursed all costs incurred by NuStar GP, LLC related to these employee benefit plans at cost. For comparability purposes this footnote presents information related to these benefit plans on a combined basis for periods prior to the Employee Transfer and after the Employee Transfer, including changes in the benefit obligation and fair value of plan assets, components of net periodic benefit cost (income), and adjustments to other comprehensive income (loss). Consequently, certain amounts presented below will differ from amounts reflected in our consolidated financial statements. See Note 18 for additional discussion on the Employee Transfer.

Thrift Plans
The NuStar Thrift Plan (the Thrift Plan) is a qualified defined contribution plan that became effective June 26, 2006. Participation in the Thrift Plan is voluntary and open to substantially all our domestic employees upon their date of hire. Thrift Plan participants can contribute from 1% up to 30% of their total annual compensation to the Thrift Plan in the form of pre-tax and/or after tax employee contributions. We make matching contributions in an amount equal to 100% of each participant’s employee contributions up to a maximum of 6% of the participant’s total annual compensation. The matching contributions to the Thrift Plan for the years ended December 31, 2016, 2015 and 2014 totaled $6.6 million, $6.3 million and $5.9 million, respectively.

The NuStar Excess Thrift Plan (the Excess Thrift Plan) is a nonqualified deferred compensation plan that became effective July 1, 2006. The Excess Thrift Plan provides benefits to those employees whose compensation and/or annual contributions under the Thrift Plan are subject to the limitations applicable to qualified retirement plans under the Code.

We also maintain several other defined contribution plans for certain international employees located in Canada, the Netherlands and the United Kingdom. For the years ended December 31, 2016, 2015 and 2014, our costs for these plans totaled $2.4 million, $2.6 million and $2.7 million, respectively.

Pension and Other Postretirement Benefits
The NuStar Pension Plan (the Pension Plan) is a qualified non-contributory defined benefit pension plan that provides eligible U.S. employees with retirement income as calculated under a cash balance formula. Under the cash balance formula, benefits are determined based on age, service and interest credits, and employees become fully vested in their benefits upon attaining three years of vesting service. Prior to January 1, 2014, eligible employees were covered under either a cash balance formula or a final average pay formula (FAP). Effective January 1, 2014, the Pension Plan was amended to freeze the FAP benefits as of December 31, 2013, and going forward, all eligible employees are covered under the cash balance formula discussed above.
We also maintain an excess pension plan (the Excess Pension Plan), which is a nonqualified deferred compensation plan that provides benefits to a select group of management or other highly compensated employees. Neither the Excess Thrift Plan nor the Excess Pension Plan is intended to constitute either a qualified plan under the provisions of Section 401 of the Code or a funded plan subject to the Employee Retirement Income Security Act.

The Pension Plan, Excess Pension Plan and the supplemental executive retirement plan (the SERP), which has no participants following final payouts in 2014, are collectively referred to as the Pension Plans in the tables and discussion below. Our other postretirement benefit plans include a contributory medical benefits plan for U.S. employees that retired prior to April 1, 2014 and for employees that retire on or after April 1, 2014, a partial reimbursement for eligible third-party health care premiums.
We use December 31 as the measurement date for our pension and other postretirement plans.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The changes in the benefit obligation, the changes in fair value of plan assets, the funded status and the amounts recognized in the consolidated balance sheets for our Pension Plans and other postretirement benefit plans as of and for the years ended December 31, 2016 and 2015 were as follows:

	Pension Plans (a)		Other Postretirement Benefit Plans (a)
	2016	2015	2016	2015
	(Thousands of Dollars)
Change in benefit obligation:
Benefit obligation, January 1	$109,202	$106,848	$10,042	$10,484
Service cost	7,703	7,676	419	470
Interest cost	4,023	4,389	401	448
Benefits paid	(2,554)	(4,338)	(422)	(507)
Participant contributions	—	—	253	203
Actuarial loss (gain)	9,028	(5,373)	368	(1,056)
Benefit obligation, December 31	$127,402	$109,202	$11,061	$10,042
Change in plan assets:
Plan assets at fair value, January 1	$87,706	$83,365	$—	$—
Actual return on plan assets	6,891	645	—	—
Employer contributions	15,601	8,034	169	304
Benefits paid	(2,554)	(4,338)	(422)	(507)
Participant contributions	—	—	253	203
Plan assets at fair value, December 31	$107,644	$87,706	$—	$—
Reconciliation of funded status:
Fair value of plan assets at December 31	$107,644	$87,706	$—	$—
Less: Benefit obligation at December 31	127,402	109,202	11,061	10,042
Funded status at December 31	$(19,758)	$(21,496)	$(11,061)	$(10,042)
Amounts recognized in the consolidated balance sheets (b):
Accrued liabilities	$(162)	$(71)	$(321)	$(304)
Other long-term liabilities	(19,596)	(21,425)	(10,740)	(9,738)
Net pension liability	$(19,758)	$(21,496)	$(11,061)	$(10,042)

(a)	Certain amounts shown will differ from amounts reflected in our consolidated financial statements due to the Employee Transfer on March 1, 2016.

(b)
For the Pension Plan, since assets exceed the present value of expected benefit payments for the next 12 months, all of the liability is noncurrent. For the Excess Pension Plan and the other postretirement benefit plans, since there are no assets, the current liability is the present value of expected benefit payments for the next 12 months; the remainder is noncurrent.

The accumulated benefit obligation is the present value of benefits earned to date, assuming no future salary increases. The aggregate accumulated benefit obligation for our Pension Plans as of December 31, 2016 and 2015 was $125.0 million and $108.2 million, respectively. As of December 31, 2016 and 2015, the aggregate accumulated benefit obligation for the Pension Plans exceeded plan assets.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The components of net periodic benefit cost (income) related to our Pension Plans and other postretirement benefit plans were as follows:

	Pension Plans (a)			Other Postretirement Benefit Plans (a)
	Year Ended December 31,			Year Ended December 31,
	2016	2015	2014	2016	2015	2014
	(Thousands of Dollars)
Service cost	$7,703	$7,676	$8,049	$419	$470	$374
Interest cost	4,023	4,389	4,225	401	448	373
Expected return on plan assets	(5,407)	(5,018)	(4,574)	—	—	—
Amortization of prior service credit	(2,063)	(2,063)	(2,063)	(1,145)	(1,145)	(1,145)
Amortization of net actuarial loss	1,091	1,845	179	181	269	114
Other	—	—	(39)	—	—	—
Net periodic benefit cost (income)	$5,347	$6,829	$5,777	$(144)	$42	$(284)

(a)	Certain amounts shown will differ from amounts reflected in our consolidated financial statements due to the Employee Transfer on March 1, 2016.

We amortize the prior service credit shown in the table above on a straight-line basis of the credit over the average remaining service period of employees expected to receive benefits under our Pension Plans and other postretirement benefit plans. We amortize the net actuarial loss shown in the table above on a straight-line basis of the excess of the unrecognized loss over 10 percent of the greater of the projected benefit obligation or market-related value of plan assets (smoothed asset value) over the average remaining service period of active employees expected to receive benefits under our Pension Plans and other postretirement benefit plans.

Adjustments to other comprehensive (loss) income related to our Pension Plans and other postretirement benefit plans were as follows:

	Pension Plans (a)			Other Postretirement Benefit Plans (a)
	Year Ended December 31,			Year Ended December 31,
	2016	2015	2014	2016	2015	2014
	(Thousands of Dollars)
Net unrecognized (loss) gain arising during the year:
Net actuarial (loss) gain	$(7,544)	$1,000	$(14,716)	$(368)	$1,056	$(2,718)
Net (gain) loss reclassified into income:
Amortization of prior service credit	(2,063)	(2,063)	(2,063)	(1,145)	(1,145)	(1,145)
Amortization of net actuarial loss	1,091	1,845	179	181	269	114
Net (gain) loss reclassified into income	(972)	(218)	(1,884)	(964)	(876)	(1,031)

Income tax benefit (expense)	57	(362)	5,314	3	(382)	984
Total changes to other comprehensive (loss) income	$(8,459)	$420	$(11,286)	$(1,329)	$(202)	$(2,765)

(a)	Certain amounts shown will differ from amounts reflected in our consolidated financial statements due to the Employee Transfer on March 1, 2016.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The amounts recorded as a component of accumulated other comprehensive loss related to our Pension Plans and other postretirement benefit plans were as follows:

	Pension Plans (a)		Other Postretirement Benefit Plans (a)
	December 31,		December 31,
	2016	2015	2016	2015
	(Thousands of Dollars)
Unrecognized actuarial loss (b)	$(28,427)	$(21,975)	$(3,755)	$(3,568)
Prior service credit (b)	18,663	20,727	10,609	11,754
Deferred tax asset (liability)	57	1,313	3	(3,726)
Accumulated other comprehensive (loss) income, net of tax	$(9,707)	$65	$6,857	$4,460

(a)	Certain amounts shown will differ from amounts reflected in our consolidated financial statements due to the Employee Transfer on March 1, 2016.

(b)	Represents the balance of accumulated other comprehensive income (loss) that has not been recognized as a component of net periodic benefit cost (income).

The following pre-tax amounts in accumulated other comprehensive loss as of December 31, 2016 are expected to be recognized as components of net periodic benefit cost (income) in 2017:

	Pension Plans	Other Postretirement Benefit Plans
	(Thousands of Dollars)
Actuarial loss	$1,484	$191
Prior service credit	$(2,059)	$(1,145)

Investment Policies and Strategies
The investment policies and strategies for the assets of our qualified Pension Plan incorporate a well-diversified approach that is expected to earn long-term returns from capital appreciation and a growing stream of current income. This approach recognizes that assets are exposed to risk, and the market value of the Pension Plan’s assets may fluctuate from year to year. Risk tolerance is determined based on our financial ability to withstand risk within the investment program and the willingness to accept return volatility. In line with the investment return objective and risk parameters, the Pension Plan’s mix of assets includes a diversified portfolio of equity and fixed-income instruments. The aggregate asset allocation is reviewed on an annual basis. As of December 31, 2016, the target allocations for plan assets are 65% equity securities and 35% fixed income investments, with certain fluctuations permitted.

The overall expected long-term rate of return on plan assets for the Pension Plan is estimated using various models of asset returns. Model assumptions are derived using historical data with the assumption that capital markets are informationally efficient. Three models are used to derive the long-term expected returns for each asset class. Since each method has distinct advantages and disadvantages and differing results, an equal weighted average of the methods’ results is used.

Fair Value of Plan Assets
We disclose the fair value for each major class of plan assets in the Pension Plan into three levels: Level 1, defined as observable inputs such as quoted prices for identical assets or liabilities in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in markets that are not active; and Level 3, defined as unobservable inputs for which little or no market data exists.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The major classes of plan assets measured at fair value for the Pension Plan, were as follows:

	December 31, 2016
	Level 1	Level 2	Level 3	Total
	(Thousands of Dollars)
Cash equivalent securities	$738	$—	$—	$738
Equity securities:
U.S. large cap equity fund (a)	—	64,813	—	64,813
International stock index fund (b)	10,459	—	—	10,459
Fixed income securities:
Bond market index fund (c)	31,634	—	—	31,634
Total	$42,831	$64,813	$—	$107,644

	December 31, 2015
	Level 1	Level 2	Level 3	Total
	(Thousands of Dollars)
Cash equivalent securities	$739	$—	$—	$739
Equity securities:
U.S. large cap equity fund (a)	—	52,086	—	52,086
International stock index fund (b)	8,522	—	—	8,522
Fixed income securities:
Bond market index fund (c)	26,359	—	—	26,359
Total	$35,620	$52,086	$—	$87,706

(a)
This fund is a low-cost equity index fund not actively managed that tracks the S&P 500. Fair values were estimated using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.

(b)	This fund tracks the performance of the Total International Composite Index.

(c)	This fund tracks the performance of the Barclays Capital U.S. Aggregate Bond Index.

Contributions to the Pension Plans
For the year ended December 31, 2016, we contributed $15.6 million and $0.2 million to the Pension Plans and other postretirement benefit plans, respectively. During 2017, we expect to contribute approximately $11.2 million and $0.3 million to the Pension Plans and other postretirement benefit plans, respectively, which principally represents contributions either required by regulations or laws, or with respect to unfunded plans, necessary to fund current benefits.

Estimated Future Benefit Payments
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid for the years ending December 31:

	Pension Plans	Other Postretirement Benefit Plans
	(Thousands of Dollars)
2017	$7,747	$321
2018	$8,418	$359
2019	$9,190	$399
2020	$9,656	$429
2021	$10,048	$460
Years 2022-2026	$59,168	$2,949

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Assumptions
The weighted-average assumptions used to determine the benefit obligations were as follows:

	Pension Plans		Other Postretirement Benefit Plans
	December 31,		December 31,
	2016	2015	2016	2015
Discount rate	4.33%	4.61%	4.49%	4.75%
Rate of compensation increase	3.51%	3.51%	n/a	n/a

The weighted-average assumptions used to determine the net periodic benefit cost (income) were as follows:

	Pension Plans			Other Postretirement Benefit Plans
	Year Ended December 31,			Year Ended December 31,
	2016	2015	2014	2016	2015	2014
Discount rate	4.61%	4.22%	5.04%	4.75%	4.34%	5.28%
Expected long-term rate of return on plan assets	6.25%	6.50%	6.75%	n/a	n/a	n/a
Rate of compensation increase	3.51%	3.51%	3.51%	n/a	n/a	n/a

The assumed health care cost trend rates were as follows:

	December 31,
	2016	2015
Health care cost trend rate assumed for next year	6.84%	6.81%
Rate to which the cost trend rate was assumed to decrease to (the ultimate trend rate)	5.00%	5.00%
Year that the rate reached the ultimate trend rate	2028	2026

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. We sponsor a contributory postretirement health care plan for employees that retired prior to April 1, 2014. The plan has an annual limitation (a cap) on the increase of the employer’s share of the cost of covered benefits. The cap on the increase in employer’s cost is 2.5% per year. The assumed increase in total health care cost exceeds the 2.5% indexed cap, so increasing or decreasing the health care cost trend rate by 1% does not materially change our obligation or expense for the postretirement health care plan.

24. UNIT-BASED COMPENSATION

Overview
On January 28, 2016, our unitholders approved the Fifth Amended and Restated 2000 Long-Term Incentive Plan (the Amended 2000 LTIP) which, among other items, provides that we may use newly issued common units from NuStar Energy to satisfy unit awards and extends the term of the Amended 2000 LTIP to January 28, 2026. Prior to the Employee Transfer, NuStar GP, LLC sponsored the Amended 2000 LTIP, and we reimbursed NuStar GP, LLC for awards under this plan. Upon the approval of the Amended 2000 LTIP, along with the Employee Transfer, most of our currently outstanding awards are now classified as equity-classified awards as we intend to settle these awards through the issuance of our common units.

Effective March 1, 2016, we assumed sponsorship of the Amended 2000 LTIP, which provides the Compensation Committee of the Board of Directors of NuStar GP, LLC (the Compensation Committee) with the right to issue and award up to 3,250,000 of our common units to employees and non-employee directors. Awards available under the Amended 2000 LTIP include restricted units, performance units, unit options, unit awards and distribution equivalent rights (DERs). The Compensation Committee may also include a tandem grant of a DER that will entitle the participant to receive cash equal to cash distributions made on any award prior to its vesting. As of December 31, 2016, common units that remained available to be awarded under the Amended 2000 LTIP totaled 990,018.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

On March 1, 2016, we assumed all outstanding awards under the Amended 2000 LTIP. The transfer of the outstanding awards qualifies as a plan modification. Therefore, we measured the fair value of the outstanding awards based on the common unit price on the transfer date.

The following table summarizes information pertaining to our long-term incentive plan compensation expense:

	Transferred Units March 1, 2016	Units Outstanding December 31, 2016	Compensation Expense Year Ended December 31, 2016
			(Thousands of Dollars)
Restricted Units:
Domestic employees	586,524	647,340	$5,980
Non-employee directors (NEDs)	17,629	18,134	388
International employees	49,121	50,609	715
Performance Units	77,014	77,014	1,211
Total	730,288	793,097	$8,294

Prior to the Employee Transfer, we reimbursed NuStar GP, LLC for our long-term incentive plan compensation expense which totaled $6.4 million and $10.9 million for the years ended December 31, 2015 and 2014, respectively.

Restricted Units
Our restricted unit awards are considered phantom units as they represent the right to receive our common units upon vesting.
We account for restricted units as either equity-classified awards or liability-classified awards depending on expected method of settlement. Awards we settle with the issuance of common units upon vesting are equity-classified. Awards we settle in cash upon vesting are liability-classified. We record compensation expense ratably over the vesting period based on the fair value of the common units at the grant date (for domestic employees) or the fair value of the common units measured at each reporting period (for NEDs and international employees). DERs paid with respect to outstanding equity-classified unvested restricted units reduce equity, similar to cash distributions to unitholders, whereas DERs paid with respect to outstanding liability-classified unvested restricted units are expensed. Cash payments made or to be made in connection with DERs were $2.7 million for the year ended December 31, 2016.

The total fair value of our equity-classified awards vested from the Employee Transfer date to December, 31, 2016 was $9.0 million. We issued 135,100 common units in connection with these award vestings, net of employee tax withholding requirements, for the year ended December 31, 2016. Unrecognized compensation cost related to our equity-classified employee awards totaled $24.6 million as of December 31, 2016, which we expect to recognize over a weighted-average period of 3.9 years. A summary of our restricted unit activity is as follows:

	Domestic Employees
	Number of Restricted Units	Weighted- Average Grant-Date Fair Value Per Unit	Number of Restricted Units to NEDs	Number of Restricted Units to International Employees
Nonvested units as of January 1, 2016	—	$—	—	—
Transferred	586,524	35.03	17,629	49,121
Granted	246,070	47.70	8,730	20,107
Vested	(180,724)	35.50	(8,225)	(14,812)
Forfeited	(4,530)	35.03	—	(3,807)
Nonvested units as of December 31, 2016	647,340	$39.72	18,134	50,609

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Domestic Employees. The outstanding restricted units granted to domestic employees are equity-classified awards and generally vest over five years beginning one year after the grant date. The fair value of these awards is measured at the transfer date (or grant date for issuances subsequent to the Employee Transfer).

Non-Employee Directors. The outstanding restricted units granted to NEDs are equity-classified awards that vest over three years. The fair value of these awards is equal to the market price of our common units at each reporting period.

International Employees. The outstanding restricted units granted to international employees are cash-settled and accounted for as liability-classified awards. These awards vest over three to five years and the fair value is equal to the market price of our common units at each reporting period. We accrued $0.4 million for these awards as of December 31, 2016, which is included in “Accrued liabilities” on our consolidated balance sheet. We paid or expect to pay $0.7 million in cash to settle the 2016 restricted unit vestings.

Performance Units
Performance units are issued to certain of our key employees and represent rights to receive our common units upon achieving an objective performance measure for the performance period. The objective performance measure is determined each year by the NuStar GP, LLC Compensation Committee for the following year. Achievement of the performance measure determines the rate at which the performance units convert into our common units, which can range from zero to 200%.

Performance units vest in three annual increments (tranches), based upon our achievement of the performance measure set by the Compensation Committee during the one-year performance periods that end on December 31 of each year following the date of grant. Therefore, the performance units are not considered granted until the Compensation Committee has set the performance measure for each tranche of awards. Performance units are equity-classified awards measured at the grant date fair value. In addition, since the performance units granted do not receive DERs, the grant date fair value of these awards is adjusted for the per unit distributions expected to be paid to common unitholders during the vesting period. We record compensation expense ratably for each vesting tranche over its requisite service period (one year) if it is probable that the specified performance measure will be achieved. Additionally, changes in the actual or estimated outcomes that affect the quantity of performance units expected to be converted are recognized as a cumulative adjustment.

NuStar GP, LLC transferred 77,014 performance units on the Employee Transfer date. However, of the units transferred only 35,373 are considered granted for accounting purposes as the performance measure for the remaining tranches have not yet been set. For the period from the Employee Transfer date to December 31, 2016, no performance units were granted or forfeited. The fair value of awards subject to vesting for the year ended December 31, 2016 was recognized based on an expected conversion to common unit rate of 150% (or 53,063 performance units) at a weighted-average grant-date fair value of $31.75.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

25. INCOME TAXES
Components of income tax expense related to certain of our continuing operations conducted through separate taxable wholly owned corporate subsidiaries were as follows:

	Year Ended December 31,
	2016	2015	2014
	(Thousands of Dollars)
Current:
U.S.	$2,280	$908	$(182)
Foreign	6,329	9,820	7,516
Foreign withholding tax	3,833	1,926	—
Total current	12,442	12,654	7,334

Deferred:
U.S.	2,680	1,022	1,889
Foreign	(1,122)	(1,464)	1,578
Foreign withholding tax	(2,027)	2,500	—
Total deferred	(469)	2,058	3,467

Total income tax expense	$11,973	$14,712	$10,801
The difference between income tax expense recorded in our consolidated statements of income and income taxes computed by applying the statutory federal income tax rate (35% for all years presented) to income before income tax expense is due to the fact that the majority of our income is not subject to federal income tax due to our status as a limited partnership. We record a tax provision related to the amount of undistributed earnings of our foreign subsidiaries expected to be repatriated.
The tax effects of significant temporary differences representing deferred income tax assets and liabilities were as follows:

	December 31,
	2016	2015
	(Thousands of Dollars)
Deferred income tax assets:
Net operating losses	$31,539	$33,043
Employee benefits	697	—
Environmental and legal reserves	148	894
Allowance for bad debt	2,697	2,698
Other	1,697	1,758
Total deferred income tax assets	36,778	38,393
Less: Valuation allowance	(12,759)	(13,151)
Net deferred income tax assets	24,019	25,242

Deferred income tax liabilities:
Property, plant and equipment	(43,788)	(44,880)
Foreign withholding tax	(384)	(2,314)
Total deferred income tax liabilities	(44,172)	(47,194)

Net deferred income tax liability	$(20,153)	$(21,952)

Reported on the consolidated balance sheets as:
Deferred income tax asset	$2,051	$2,858
Deferred income tax liability	(22,204)	(24,810)
Net deferred income tax liability	$(20,153)	$(21,952)

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of December 31, 2016, our U.S. and foreign corporate operations have net operating loss carryforwards for tax purposes totaling approximately $80.0 million and $11.9 million, respectively, which are subject to various limitations on use and expire in years 2025 through 2036 for U.S. losses and in years 2017 through 2024 for foreign losses.
As of December 31, 2016 and 2015, we recorded a valuation allowance of $12.8 million and $13.2 million, respectively, related to our deferred tax assets. We estimate the amount of valuation allowance based upon our expectations of taxable income in the various jurisdictions in which we operate and the period over which we can utilize those future deductions. The valuation allowance reflects uncertainties related to our ability to utilize certain net operating loss carryforwards before they expire. In 2016, there was no change in the valuation allowance for the U.S. net operating loss and a $0.4 million decrease in the foreign net operating loss valuation allowance due to changes in our estimates of the amount of those loss carryforwards that will be realized, based upon future taxable income.
The realization of net deferred income tax assets recorded as of December 31, 2016 is dependent upon our ability to generate future taxable income in the United States. We believe it is more likely than not that the net deferred income tax assets as of December 31, 2016 will be realized, based on expected future taxable income.
St. Eustatius Tax Agreement
On February 22, 2006, we entered into a Tax and Maritime Agreement with the governments of St. Eustatius and the Netherlands Antilles (the 2005 Tax Agreement). The 2005 Tax Agreement was effective beginning January 1, 2005 and expired on December 31, 2014. The 2005 Tax Agreement provided for an annual minimum profit tax of approximately $0.6 million, beginning as of January 1, 2005.
Effective January 1, 2011, the Netherlands Antilles ceased to exist, and St. Eustatius became part of the Netherlands. The Netherlands Tax Ministry (the Ministry) contends that as of January 2011, we are subject to real estate tax rather than profit tax as expressed in our 2005 Tax Agreement. In 2013, the Ministry issued a property tax assessment for years 2011 through 2012. We objected to and appealed the assessment.  The Ministry later issued property tax assessments for the years 2013 and 2014, to which we have or will file similar objections. In 2013, we filed a lawsuit in the Netherlands civil court seeking to enforce the terms of our existing 2005 Tax Agreement. In 2016, we settled this dispute by agreement and are current with our property tax obligations in St. Eustatius.

26. SEGMENT INFORMATION

Our reportable business segments consist of pipeline, storage and fuels marketing. Our segments represent strategic business units that offer different services and products. We evaluate the performance of each segment based on its respective operating income, before general and administrative expenses and certain non-segmental depreciation and amortization expense. General and administrative expenses are not allocated to the operating segments since those expenses relate primarily to the overall management at the entity level. Our principal operations include the transportation of petroleum products and anhydrous ammonia, the terminalling and storage of petroleum products and the marketing of petroleum products. Intersegment revenues result from storage agreements with wholly owned subsidiaries of NuStar Energy at rates consistent with the rates charged to third parties for storage. Related party revenues in 2014 mainly resulted from storage agreements with our joint ventures.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Results of operations for the reportable segments were as follows:

	Year Ended December 31,
	2016	2015	2014
	(Thousands of Dollars)
Revenues:
Pipeline	$485,650	$508,522	$477,030
Storage:
Third parties	589,098	599,302	537,142
Intersegment	20,944	25,606	26,435
Related party	—	—	929
Total storage	610,042	624,908	564,506
Fuels marketing	681,934	976,216	2,060,017
Consolidation and intersegment eliminations	(20,944)	(25,606)	(26,435)
Total revenues	$1,756,682	$2,084,040	$3,075,118

Depreciation and amortization expense:
Pipeline	$89,554	$84,951	$77,691
Storage	118,663	116,768	103,848
Fuels marketing	—	—	16
Total segment depreciation and amortization expense	208,217	201,719	181,555
Other depreciation and amortization expense	8,519	8,491	10,153
Total depreciation and amortization expense	$216,736	$210,210	$191,708

Operating income:
Pipeline	$248,238	$270,349	$245,233
Storage	214,801	217,818	183,104
Fuels marketing	3,406	13,507	24,805
Consolidation and intersegment eliminations	—	42	(32)
Total segment operating income	466,445	501,716	453,110
General and administrative expenses	98,817	102,521	96,056
Other depreciation and amortization expense	8,519	8,491	10,153
Total operating income	$359,109	$390,704	$346,901

Revenues by geographic area are shown in the table below.

	Year Ended December 31,
	2016	2015	2014
	(Thousands of Dollars)
United States	$1,352,936	$1,599,088	$2,276,609
Netherlands	313,395	386,282	705,207
Other	90,351	98,670	93,302
Consolidated revenues	$1,756,682	$2,084,040	$3,075,118

For the years ended December 31, 2016, 2015 and 2014, Valero Energy Corporation accounted for approximately 18%, or $310.0 million, 16%, or $331.7 million, and 9%, or $282.9 million, of our consolidated revenues, respectively. These revenues were included in all of our reportable business segments. No other single customer accounted for 10% or more of our consolidated revenues.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Total amounts of property, plant and equipment, net by geographic area were as follows:

	December 31,
	2016	2015
	(Thousands of Dollars)
United States	$3,086,337	$3,049,334
Netherlands	469,061	449,406
Other	166,885	184,831
Consolidated long-lived assets	$3,722,283	$3,683,571

Total assets by reportable segment were as follows:

	December 31,
	2016	2015
	(Thousands of Dollars)
Pipeline	$2,024,633	$2,014,098
Storage	2,522,586	2,476,389
Fuels marketing	168,347	156,866
Total segment assets	4,715,566	4,647,353
Other partnership assets	314,979	478,172
Total consolidated assets	$5,030,545	$5,125,525

Capital expenditures, including acquisitions and investments in other noncurrent assets, by reportable segment were as follows:

	Year Ended December 31,
	2016	2015	2014
	(Thousands of Dollars)
Pipeline	$88,373	$175,657	$244,713
Storage	206,641	285,258	108,457
Other partnership assets	5,001	9,957	3,795
Total capital expenditures	$300,015	$470,872	$356,965

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

27. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS
NuStar Energy has no operations, and its assets consist mainly of its 100% indirectly owned subsidiaries, NuStar Logistics and NuPOP. The senior and subordinated notes issued by NuStar Logistics are fully and unconditionally guaranteed by NuStar Energy and NuPOP. As a result, the following condensed consolidating financial statements are presented as an alternative to providing separate financial statements for NuStar Logistics and NuPOP.

Condensed Consolidating Balance Sheets
December 31, 2016
(Thousands of Dollars)

	NuStar Energy	NuStar Logistics	NuPOP	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Cash and cash equivalents	$870	$5	$—	$35,067	$—	$35,942
Receivables, net	—	3,040	—	167,570	—	170,610
Inventories	—	2,216	2,005	33,724	—	37,945
Other current assets	61	120,350	1,829	10,446	—	132,686
Intercompany receivable	—	1,308,415	—	57,785	(1,366,200)	—
Total current assets	931	1,434,026	3,834	304,592	(1,366,200)	377,183
Property, plant and equipment, net	—	1,935,172	589,139	1,197,972	—	3,722,283
Intangible assets, net	—	71,033	—	56,050	—	127,083
Goodwill	—	149,453	170,652	376,532	—	696,637
Investment in wholly owned subsidiaries	1,964,736	34,778	1,221,717	874,649	(4,095,880)	—
Deferred income tax asset	—	—	—	2,051	—	2,051
Other long-term assets, net	1,255	63,586	28,587	11,880	—	105,308
Total assets	$1,966,922	$3,688,048	$2,013,929	$2,823,726	$(5,462,080)	$5,030,545
Liabilities and Partners’ Equity
Payables	$2,436	$24,272	$7,124	$84,854	$—	$118,686
Short-term debt	—	54,000	—	—	—	54,000
Accrued interest payable	—	34,008	—	22	—	34,030
Accrued liabilities	1,070	7,118	10,766	41,531	—	60,485
Taxes other than income tax	125	6,854	3,253	5,453	—	15,685
Income tax payable	—	1,326	5	5,179	—	6,510
Intercompany payable	257,497	—	1,108,703	—	(1,366,200)	—
Total current liabilities	261,128	127,578	1,129,851	137,039	(1,366,200)	289,396
Long-term debt	—	2,956,338	—	58,026	—	3,014,364
Deferred income tax liability	—	1,862	13	20,329	—	22,204
Other long-term liabilities	—	34,358	9,436	49,170	—	92,964
Total partners’ equity	1,705,794	567,912	874,629	2,559,162	(4,095,880)	1,611,617
Total liabilities and partners’ equity	$1,966,922	$3,688,048	$2,013,929	$2,823,726	$(5,462,080)	$5,030,545

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Condensed Consolidating Balance Sheets
December 31, 2015
(Thousands of Dollars)

	NuStar Energy	NuStar Logistics	NuPOP	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Cash and cash equivalents	$885	$4	$—	$117,973	$—	$118,862
Receivables, net	—	419	—	144,645	—	145,064
Inventories	—	1,776	3,648	33,325	—	38,749
Other current assets	140	11,026	497	19,513	—	31,176
Intercompany receivable	—	1,610,370	—	—	(1,610,370)	—
Total current assets	1,025	1,623,595	4,145	315,456	(1,610,370)	333,851
Property, plant and equipment, net	—	1,915,370	570,415	1,197,786	—	3,683,571
Intangible assets, net	—	48,961	—	63,050	—	112,011
Goodwill	—	149,453	170,652	376,532	—	696,637
Investment in wholly owned subsidiaries	2,205,904	48,547	1,031,162	915,115	(4,200,728)	—
Deferred income tax asset	—	—	—	4,037	(1,179)	2,858
Other long-term assets, net	933	255,957	26,329	13,378	—	296,597
Total assets	$2,207,862	$4,041,883	$1,802,703	$2,885,354	$(5,812,277)	$5,125,525
Liabilities and Partners’ Equity
Payables	$12	$52,650	$11,193	$76,091	$—	$139,946
Short-term debt	—	84,000	—	—	—	84,000
Accrued interest payable	—	34,271	—	15	—	34,286
Accrued liabilities	723	32,816	5,753	15,902	—	55,194
Taxes other than income tax	126	6,452	3,325	2,907	—	12,810
Income tax payable	—	1,362	9	4,606	—	5,977
Intercompany payable	508,363	—	858,018	243,989	(1,610,370)	—
Total current liabilities	509,224	211,551	878,298	343,510	(1,610,370)	332,213
Long-term debt	—	3,002,743	—	52,869	—	3,055,612
Long-term payable to related party	—	26,638	—	5,442	—	32,080
Deferred income tax liability	—	1,143	36	24,810	(1,179)	24,810
Other long-term liabilities	—	37,209	9,294	24,463	—	70,966
Total partners’ equity	1,698,638	762,599	915,075	2,434,260	(4,200,728)	1,609,844
Total liabilities and partners’ equity	$2,207,862	$4,041,883	$1,802,703	$2,885,354	$(5,812,277)	$5,125,525

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Condensed Consolidating Statements of Income (Loss)
For the Year Ended December 31, 2016
(Thousands of Dollars)

	NuStar Energy	NuStar Logistics	NuPOP	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$—	$511,650	$224,966	$1,021,804	$(1,738)	$1,756,682
Costs and expenses	1,806	302,099	150,384	945,022	(1,738)	1,397,573
Operating (loss) income	(1,806)	209,551	74,582	76,782	—	359,109
Equity in earnings (loss) of subsidiaries	151,794	(13,769)	82,202	156,036	(376,263)	—
Interest (expense) income, net	—	(139,827)	(744)	2,221	—	(138,350)
Other income (expense), net	18	(58,264)	(26)	(511)	—	(58,783)
Income (loss) before income tax expense (benefit)	150,006	(2,309)	156,014	234,528	(376,263)	161,976
Income tax expense (benefit)	3	1,607	(23)	10,386	—	11,973
Net income (loss)	$150,003	$(3,916)	$156,037	$224,142	$(376,263)	$150,003

Condensed Consolidating Statements of Income
For the Year Ended December 31, 2015
(Thousands of Dollars)

	NuStar Energy	NuStar Logistics	NuPOP	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$—	$547,959	$215,469	$1,322,675	$(2,063)	$2,084,040
Costs and expenses	1,717	293,708	140,081	1,259,935	(2,105)	1,693,336
Operating (loss) income	(1,717)	254,251	75,388	62,740	42	390,704
Equity in earnings (loss) of subsidiaries	308,437	(7,257)	120,768	197,760	(619,708)	—
Interest (expense) income, net	—	(137,847)	1,611	4,368	—	(131,868)
Other income, net	—	1,179	5	60,638	—	61,822
Income from continuing operations before income tax (benefit) expense	306,720	110,326	197,772	325,506	(619,666)	320,658
Income tax (benefit) expense	—	(392)	23	15,081	—	14,712
Income from continuing operations	306,720	110,718	197,749	310,425	(619,666)	305,946
Income from discontinued operations, net of tax	—	—	—	774	—	774
Net income	$306,720	$110,718	$197,749	$311,199	$(619,666)	$306,720

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Condensed Consolidating Statements of Income
For the Year Ended December 31, 2014
(Thousands of Dollars)

	NuStar Energy	NuStar Logistics	NuPOP	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$—	$510,833	$229,211	$2,344,750	$(9,676)	$3,075,118
Costs and expenses	1,753	287,614	149,955	2,298,540	(9,645)	2,728,217
Operating (loss) income	(1,753)	223,219	79,256	46,210	(31)	346,901
Equity in earnings (loss) of subsidiaries	212,527	(12,798)	62,946	142,238	(404,913)	—
Equity in (loss) earnings of joint ventures	—	(8,278)	—	13,074	—	4,796
Interest (expense) income, net	—	(132,274)	89	959	—	(131,226)
Other income (expense), net	—	511	(37)	4,025	—	4,499
Income from continuing operations before income tax expense	210,774	70,380	142,254	206,506	(404,944)	224,970
Income tax expense	1	5	23	10,772	—	10,801
Income from continuing operations	210,773	70,375	142,231	195,734	(404,944)	214,169
Loss from discontinued operations, net of tax	—	(169)	—	(3,622)	—	(3,791)
Net income	210,773	70,206	142,231	192,112	(404,944)	210,378
Less net loss attributable to noncontrolling interest	—	—	—	(395)	—	(395)
Net income attributable to NuStar Energy L.P.	$210,773	$70,206	$142,231	$192,507	$(404,944)	$210,773

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Condensed Consolidating Statements of Comprehensive Income
For the Year Ended December 31, 2016
(Thousands of Dollars)

	NuStar Energy	NuStar Logistics	NuPOP	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net income (loss)	$150,003	$(3,916)	$156,037	$224,142	$(376,263)	$150,003

Other comprehensive income (loss):
Foreign currency translation adjustment	—	—	—	(8,243)	—	(8,243)
Net loss on pension and other postretirement benefit adjustments, net of tax benefit	—	—	—	(2,850)	—	(2,850)
Net gain on cash flow hedges	—	5,710	—	—	—	5,710
Total other comprehensive income (loss)	—	5,710	—	(11,093)	—	(5,383)
Comprehensive income	$150,003	$1,794	$156,037	$213,049	$(376,263)	$144,620

Condensed Consolidating Statements of Comprehensive Income
For the Year Ended December 31, 2015
(Thousands of Dollars)

	NuStar Energy	NuStar Logistics	NuPOP	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net income	$306,720	$110,718	$197,749	$311,199	$(619,666)	$306,720

Other comprehensive income (loss):
Foreign currency translation adjustment	—	—	—	(31,987)	—	(31,987)
Net gain on cash flow hedges	—	11,105	—	—	—	11,105
Total other comprehensive income (loss)	—	11,105	—	(31,987)	—	(20,882)
Comprehensive income	$306,720	$121,823	$197,749	$279,212	$(619,666)	$285,838

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Condensed Consolidating Statements of Comprehensive Income
For the Year Ended December 31, 2014
(Thousands of Dollars)

	NuStar Energy	NuStar Logistics	NuPOP	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net income	$210,773	$70,206	$142,231	$192,112	$(404,944)	$210,378

Other comprehensive income (loss):
Foreign currency translation adjustment	—	3,723	—	(19,337)	—	(15,614)
Net gain on cash flow hedges	—	10,663	—	—	—	10,663
Total other comprehensive income (loss)	—	14,386	—	(19,337)	—	(4,951)

Comprehensive income	210,773	84,592	142,231	172,775	(404,944)	205,427
Less comprehensive loss attributable to noncontrolling interest	—	—	—	(828)	—	(828)
Comprehensive income attributable to NuStar Energy L.P.	$210,773	$84,592	$142,231	$173,603	$(404,944)	$206,255

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Condensed Consolidating Statements of Cash Flows
For the Year Ended December 31, 2016
(Thousands of Dollars)

	NuStar Energy	NuStar Logistics	NuPOP	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by operating activities	$391,773	$167,900	$211,816	$359,283	$(694,011)	$436,761
Cash flows from investing activities:
Capital expenditures	—	(64,334)	(52,637)	(87,387)	—	(204,358)
Change in accounts payable related to capital expenditures	—	(10,076)	(285)	(702)	—	(11,063)
Acquisitions	—	(95,657)	—	—	—	(95,657)
Investment in subsidiaries	—	—	(212,900)	—	212,900	—
Net cash used in investing activities	—	(170,067)	(265,822)	(88,089)	212,900	(311,078)
Cash flows from financing activities:
Debt borrowings	—	1,365,529	—	41,200	—	1,406,729
Debt repayments	—	(1,419,852)	—	(36,300)	—	(1,456,152)
Issuance of units, net of issuance costs	246,110	—	—	—	—	246,110
General partner contribution	680	—	—	—	—	680
Distributions to common unitholders and general partner	(392,962)	(196,481)	(196,481)	(196,501)	589,463	(392,962)
Contributions from (distributions to) affiliates	—	—	—	108,352	(108,352)	—
Net intercompany activity	(241,131)	255,326	250,487	(264,682)	—	—
Other, net	(4,485)	(2,354)	—	(8,890)	—	(15,729)
Net cash (used in) provided by financing activities	(391,788)	2,168	54,006	(356,821)	481,111	(211,324)
Effect of foreign exchange rate changes on cash	—	—	—	2,721	—	2,721
Net (decrease) increase in cash and cash equivalents	(15)	1	—	(82,906)	—	(82,920)
Cash and cash equivalents as of the beginning of the period	885	4	—	117,973	—	118,862
Cash and cash equivalents as of the end of the period	$870	$5	$—	$35,067	$—	$35,942

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Condensed Consolidating Statements of Cash Flows
For the Year Ended December 31, 2015
(Thousands of Dollars)

	NuStar Energy	NuStar Logistics	NuPOP	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by operating activities	$389,967	$237,780	$119,928	$365,588	$(588,326)	$524,937
Cash flows from investing activities:
Capital expenditures	—	(201,388)	(39,533)	(83,887)	—	(324,808)
Change in accounts payable related to capital expenditures	—	(4,950)	33	1,761	—	(3,156)
Acquisitions	—	—	—	(142,500)	—	(142,500)
Investment in other long-term assets	—	—	—	(3,564)	—	(3,564)
Proceeds from sale or disposition of assets	—	10,320	22	6,790	—	17,132
Proceeds from insurance recoveries	—	—	—	4,867	—	4,867
Net cash used in investing activities	—	(196,018)	(39,478)	(216,533)	—	(452,029)
Cash flows from financing activities:
Debt borrowings	—	1,589,131	—	94,500	—	1,683,631
Debt repayments	—	(1,275,910)	—	(41,000)	—	(1,316,910)
Distributions to common unitholders and general partner	(392,204)	(196,102)	(196,102)	(196,122)	588,326	(392,204)
Net intercompany activity	2,199	(155,278)	115,652	37,427	—	—
Other, net	—	(3,605)	—	(141)	—	(3,746)
Net cash used in financing activities	(390,005)	(41,764)	(80,450)	(105,336)	588,326	(29,229)
Effect of foreign exchange rate changes on cash	—	—	—	(12,729)	—	(12,729)
Net (decrease) increase in cash and cash equivalents	(38)	(2)	—	30,990	—	30,950
Cash and cash equivalents as of the beginning of the period	923	6	—	86,983	—	87,912
Cash and cash equivalents as of the end of the period	$885	$4	$—	$117,973	$—	$118,862

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Condensed Consolidating Statements of Cash Flows
For the Year Ended December 31, 2014
(Thousands of Dollars)

	NuStar Energy	NuStar Logistics	NuPOP	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by operating activities	$390,543	$221,422	$111,931	$333,936	$(539,309)	$518,523
Cash flows from investing activities:
Capital expenditures	—	(273,785)	(14,625)	(68,555)	—	(356,965)
Change in accounts payable related to capital expenditures	—	8,741	789	(4,627)	—	4,903
Proceeds from sale or disposition of assets	—	651	22	25,339	—	26,012
Increase in note receivable from Axeon	—	(13,328)	—	—	—	(13,328)
Investment in subsidiaries	(23)	—	13,340	—	(13,317)	—
Other, net	23	(45)	—	(831)	—	(853)
Net cash used in investing activities	—	(277,766)	(474)	(48,674)	(13,317)	(340,231)
Cash flows from financing activities:
Debt borrowings	—	1,318,619	—	—	—	1,318,619
Debt repayments	—	(1,121,670)	—	—	—	(1,121,670)
Distributions to common unitholders and general partner	(392,204)	(245,127)	(147,077)	(147,105)	539,309	(392,204)
Contributions from (distributions to) affiliates	—	—	—	(13,340)	13,340	—
Net intercompany activity	1,680	83,387	35,620	(120,687)	—	—
Other, net	—	(1,166)	—	8,259	(23)	7,070
Net cash (used in) provided by financing activities	(390,524)	34,043	(111,457)	(272,873)	552,626	(188,185)
Effect of foreign exchange rate changes on cash	—	—	—	(2,938)	—	(2,938)
Net increase (decrease) in cash and cash equivalents	19	(22,301)	—	9,451	—	(12,831)
Cash and cash equivalents as of the beginning of the period	904	22,307	—	77,532	—	100,743
Cash and cash equivalents as of the end of the period	$923	$6	$—	$86,983	$—	$87,912

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

28. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table summarizes quarterly financial data for the years ended December 31, 2016 and 2015:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(Thousands of Dollars, Except Per Unit Data)
2016:
Revenues	$405,703	$437,804	$441,418	$471,757	$1,756,682
Operating income	$94,565	$91,217	$87,954	$85,373	$359,109
Net income (loss)	$57,401	$52,517	$51,141	$(11,056)	$150,003
Basic and diluted net income (loss) per common unit	$0.57	$0.52	$0.49	$(0.31)	$1.27
Cash distributions per unit applicable to common limited partners	$1.095	$1.095	$1.095	$1.095	$4.380

2015:
Revenues	$554,944	$570,611	$493,566	$464,919	$2,084,040
Operating income	$99,281	$92,405	$100,994	$98,024	$390,704
Income from continuing operations	$127,125	$54,325	$65,016	$59,480	$305,946
Income from discontinued operations, net of tax	774	—	—	—	774
Net income	$127,899	$54,325	$65,016	$59,480	$306,720
Basic and diluted net income per common unit:
Continuing operations	$1.46	$0.54	$0.68	$0.61	$3.29
Discontinued operations	0.01	—	—	—	0.01
Total	$1.47	$0.54	$0.68	$0.61	$3.30
Cash distributions per unit applicable to common limited partners	$1.095	$1.095	$1.095	$1.095	$4.380

The quarterly financial data in the table above includes the impact of a $58.7 million non-cash impairment charge on the Axeon Term Loan in the fourth quarter of 2016 and a $56.3 million non-cash gain associated with the Linden Acquisition in the first quarter of 2015.